Filed Pursuant to Rule 424(b)(2)
Registration No. 333-83942

The information in this prospectus supplement and the accompanying prospectus is not complete and may be changed. This prospectus supplement and the accompanying prospectus are not an offer to sell these securities and they are not soliciting an offer to buy these securities in any state where the offer is not permitted.

SUBJECT TO COMPLETION, DATED APRIL 22, 2004

PRELIMINARY PROSPECTUS SUPPLEMENT TO PROSPECTUS

DATED MAY 2, 2002

$28,000,000

AmeriGas Partners, L.P.

AP Eagle Finance Corp.

8 7/8% Series B Senior Notes Due 2011

We will pay interest on the notes semi-annually in arrears on May 20 and November 20 to holders of record on the immediately preceding May 5 and November 5. The first interest payment on the notes being offered under this prospectus supplement will be made on May 20, 2004. The notes will mature on May 20, 2011.

AP Eagle Finance Corp. will be our co-obligor on the notes, and our obligations with respect to the notes and those of AP Eagle Finance Corp. will be joint and several. The notes are unsecured and are effectively subordinated to the indebtedness of AmeriGas Propane, L.P., our operating partnership.

We do not have the option to redeem the notes before May 20, 2006 except under certain circumstances. On or after May 20, 2006, we have the option to redeem the notes, in whole or in part, at the redemption prices listed in the section of the prospectus entitled “Description of the Notes – Optional Redemption.”

Investing in the notes involves risks. See “ Risk Factors” beginning on page 2 of the prospectus.

	Price to Public(1)		Underwriting Discounts and Commissions		Proceeds to Issuer(1)
Per Note		%		%		%
Total	$		$		$
(1)	Plus accrued interest from November 20, 2003.

Delivery of the notes in book entry form will be made on or about April         , 2004.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse First Boston

The date of this prospectus supplement is April         , 2004

This document is in two parts. The first part is the prospectus supplement, which describes the terms of this offering of the notes. The second part, the accompanying prospectus, includes a discussion about the risks of an investment in the notes and a detailed description of the notes. Generally, when we refer to the “prospectus,” we are referring to both parts combined. If the description of the offering of the notes varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

ii

OFFERING SUMMARY

This is a summary of the offering. The summary may not contain all of the information about the notes that may be important to you. To fully understand the terms of the notes, in addition to reading this prospectus supplement, you should read the prospectus and the detailed information incorporated by reference into the prospectus as well as the indenture for the notes. You should pay special attention to the “Risk Factors” section beginning on page 2 of the accompanying prospectus to determine whether an investment in the notes is appropriate for you. For purposes of this prospectus supplement and the accompanying prospectus, unless the context otherwise indicates, the terms “AmeriGas Partners,” “us,” “we,” or “our” are sometimes used as abbreviated references to AmeriGas Partners, L.P. or AmeriGas Partners, L.P. and our consolidated subsidiaries, which include AP Eagle Finance Corp., the co-obligor on the notes, and our operating partnership, AmeriGas Propane, L.P., and its subsidiary, AmeriGas Eagle Propane, L.P. (formerly Columbia Propane, L.P.). References to our general partner refer to AmeriGas Propane, Inc.

AmeriGas Partners, L.P. – Who We Are

We are the largest retail propane distributor in the United States, distributing more than one billion gallons of propane annually. As of September 30, 2003, we served approximately 1.3 million customers from approximately 650 locations in 46 states. On October 1, 2003, we acquired the assets of Horizon Propane LLC. Giving effect to the Horizon Propane acquisition, we have over 700 locations. Our competitive strengths are our experienced and dedicated work force, our national distribution infrastructure and our intense focus on customer satisfaction.

We are a holding company and we conduct our business principally through our operating partnership, AmeriGas Propane, L.P., and its subsidiary, AmeriGas Eagle Propane, L.P.

The Offering

The Notes

$28.0 million aggregate principal amount of 8 7/8% Series B Senior Notes due 2011. Interest will accrue from November 20, 2003 and will be paid semi-annually in arrears on May 20 and November 20 to holders of record on the immediately preceding May 5 and November 5. The first interest payment will be made on May 20, 2004. The notes will mature on May 20, 2011.

Optional Redemption

We may, at our option, redeem the notes in whole or in part from time to time at the redemption price determined as described in the section of the prospectus entitled “Description of the Notes” under the heading “Optional Redemption.”

Repurchase Right – Change of Control

Upon a change of control, as described in the section of the prospectus entitled “Description of the Notes” under the heading “Offers to Purchase; Repurchase at the Option of the Noteholders – Change of Control Offer,” you will have the right to require us to repurchase some or all of your notes at 101% of the aggregate principal amount, plus accrued and unpaid interest to the date of purchase. We cannot assure you that upon a change of control we will have sufficient funds to repurchase any of your notes.

Repurchase Right – Asset Sales

Under certain circumstances, we may be required to make an offer to purchase a portion of the notes in the event of certain asset sales by us or our subsidiaries. For more details, see the section of the prospectus entitled “Description of the Notes” under the heading “Offers to Purchase; Repurchase at the Option of the Noteholders – Asset Sales.”

Ranking

We and AP Eagle Finance Corp. will be co-obligors on the notes and our obligations with respect to the notes and those of AP Eagle Finance Corp. will be joint and several. The notes will be unsecured and effectively subordinated to the indebtedness of our operating partnership. As of December 31, 2003, we and our operating partnership, on a consolidated basis, had (a) total indebtedness of approximately $962.0 million, consisting of $867.1 million of long-term debt, $58.9 million of current maturities of long-term debt (including the $53.8 million of principal on the mortgage notes due April 2004, which matured on April 19, 2004) and $36.0 million under a revolving credit facility; (b) issued and outstanding letters of credit under the revolving credit facility, which reduce the amount of available borrowing capacity, totaling $38 million; (c) partners’ capital of $282.3 million; and (d) a ratio of debt to partners’ capital of 3.41 to 1. Holders of our operating partnership’s indebtedness of $535.9 million as of December 31, 2003 will have rights superior to those of the noteholders. Our senior notes outstanding as of the date of this prospectus supplement, consisting of $60.0 million principal amount of 10% senior notes due 2006 and $360.0 million principal amount of 8 7/8% senior notes due 2011, or an aggregate principal amount of $420.0 million, will rank equally with the notes. The notes will be non-recourse to our general partner.

Covenants

We will issue the notes under the 8 7/8% Senior Notes Due 2011 Indenture dated August 21, 2001 with Wachovia Bank, National Association, successor to First Union National Bank, as trustee, as supplemented by a Supplemental Indenture dated May 3, 2002 between us and the trustee, a Second Supplemental Indenture dated December 3, 2002 between us and the trustee, a Third Supplemental Indenture dated April 16, 2003 between us and the trustee, and a Fourth Supplemental Indenture dated April         , 2004 between us and the trustee. The indenture, as supplemented, includes several covenants, which will, among other things, restrict our ability and the ability of our restricted subsidiaries to:

•	incur other indebtedness;

•	make certain restricted payments or investments;

•	incur liens;

•	enter into transactions with affiliates;

•	pay dividends or make other restricted payments affecting our subsidiaries;

•	enter into sale and leaseback transactions;

•	merge with or into other companies or sell all or substantially all of our properties or assets; and

•	engage in other lines of business.

For more details, see the section in the prospectus entitled “Description of the Notes” under the headings “Covenants,” “Merger, Consolidation or Sale of Assets,” and “Line of Business” and also read the indenture.

Use of Proceeds

We intend to use the proceeds from the sale of the notes to make a capital contribution to our operating partnership to reduce its indebtedness under the revolving credit facility. For more details, see the section in this prospectus supplement under the heading “Use of Proceeds.”

USE OF PROCEEDS

The estimated net proceeds to us from this offering will be $             million after deducting the underwriting commission and the estimated expenses of the offering.

We will use the net proceeds from this offering to make a capital contribution to our operating partnership to reduce its indebtedness under the revolving credit facility (which, as of April 19, 2004, was $70.0 million). Indebtedness under the revolving credit facility was incurred for working capital and general business purposes of the operating partnership, including the payment for mortgage notes that matured on April 19, 2004 in the aggregate amount of $53.8 million. The mortgage notes, which had interest rates ranging from 8.83% to 10.07%, were issued in 1995.

The revolving credit facility permits our operating partnership to borrow at various prevailing interest rates, including the base rate, which is defined as the higher of the federal funds rate plus 0.50% or the agent bank’s prime rate, or at the two-week, one-month, three-month or six-month Eurodollar rate plus a margin ranging between 1.00% and 2.25%. The revolving credit facility expires on October 15, 2006.

RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges for each of the periods indicated below is as follows:

	Year Ended September 30,					Three Months Ended December 31, 2003(2)
	1999	2000	2001	2002	2003
Ratio of Earnings to Fixed Charges: (1)	1.34	1.18	1.58	1.55	1.73	2.79

(1)	For purposes of determining the ratio of earnings to fixed charges, earnings are defined as earnings before income taxes, minority interest and income (loss) from equity investees, plus distributed income of equity investees plus fixed charges. Fixed charges consist of interest expense and the estimated portion of operating leases representative of the interest factor.

(2)	Weather significantly impacts demand for propane and profitability because many customers use propane for heating purposes. Due to the seasonal nature of our propane business, the ratio of earnings to fixed charges for interim periods is not necessarily indicative of the ratio of earnings to fixed charges to be expected for a full year.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated April         , 2004, we have agreed to sell to Credit Suisse First Boston LLC (“CSFB”) all of the notes in the offering. The underwriting agreement provides that CSFB is obligated to purchase all of the notes if any are purchased.

We estimate that our out-of-pocket expenses for this underwriting will be approximately $             consisting of $             for underwriting discounts and concessions and $200,000 for other fees.

We believe that there is no established trading market for the notes and we do not anticipate that one will develop. We do not intend to apply for a listing of the notes on any national securities exchange or for quotation of the notes on any automated dealer quotation system. CSFB currently makes and intends to continue making a secondary market for the notes. However, it is not obligated to do so and may discontinue making a secondary market for the notes at any time without notice. We cannot assure you that a liquid market for the notes will develop.

We have agreed to indemnify CSFB against liabilities under the Securities Act of 1933, as amended, or to contribute to payments which CSFB may be required to make with respect to any such liabilities.

In connection with the offering, CSFB may engage in stabilizing transactions, over-allotment transactions and syndicate covering transactions in accordance with Regulation M under the Securities Exchange Act of 1934, as amended.

•	Stabilizing transactions permit bids to purchase the notes so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment transactions involve sales by CSFB of notes in excess of the principal amount of the notes that CSFB is obligated to purchase, which create a syndicate short position.

•	Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions. A short position is more likely to be created if CSFB is concerned that there may be downward pressure on the price of the notes in the open market after pricing that could adversely affect investors who purchase in the offering.

These stabilizing transactions and syndicate covering transactions may have the effect of raising or maintaining the market price of the notes or preventing or retarding a decline in the market price of the notes. As a result, the price of the notes may be higher than the price that might otherwise exist in the open market. These transactions, if commenced, may be discontinued at any time.

In the course of business, CSFB and its affiliates have provided and may in the future provide financial advisory, investment banking and general financing and banking services for us and our affiliates for customary fees.

CSFB is a registered broker-dealer.

FORWARD-LOOKING STATEMENTS

The information in this prospectus supplement, as well as in the accompanying prospectus and the documents that we have incorporated by reference, may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements use forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will,” or other similar words. These statements discuss plans, strategies, events or developments that we expect or anticipate will or may occur in the future.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We believe that we have chosen these assumptions or bases in good faith and that they are reasonable. We caution you, however, that actual results almost always vary from assumed facts or bases, and the differences between actual results and assumed facts or bases can be material, depending on the circumstances. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus supplement, the accompanying prospectus, and the documents that we have incorporated by reference as well as the following important factors, any of which could affect our future results and could cause those results to differ materially from those expressed in our forward-looking statements:

•	adverse weather conditions resulting in reduced demand;

•	price volatility and availability of propane, and the capacity to transport it to market areas;

•	changes in laws and regulations, including safety, tax and accounting matters;

•	large supplier, counterparty or customer defaults;

•	competitive pressures from the same and alternative energy sources;

•	failure to acquire new customers, thereby reducing or limiting any increase in revenues;

•	liability for environmental claims;

•	customer conservation measures and improvements in energy efficiency and technology resulting in reduced demand;

•	adverse labor relations;

•	inability to make business acquisitions on economically acceptable terms, resulting in failure to acquire new customers and thereby limiting any increase in revenues;

•	liability for personal injury and property damage arising from explosions and other catastrophic events, including acts of terrorism, resulting from operating hazards and risks incidental to transporting, storing and distributing propane, butane and ammonia, including liability in excess of insurance coverage;

•	political, regulatory and economic conditions in the United States and in foreign countries; and

•	interest rate fluctuations and other capital market conditions.

These factors are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. We undertake no obligation to update publicly any forward-looking statement whether as a result of new information or future events unless the securities laws require us to do so.

LEGAL MATTERS

Morgan, Lewis & Bockius LLP will opine that the obligations of AmeriGas Partners, L.P. and AP Eagle Finance Corp. under the notes are legally binding. Certain legal matters will be passed upon for the underwriter by Milbank, Tweed, Hadley & McCloy LLP.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to incorporate by reference into this prospectus supplement the information that we file with the SEC. This means that we can disclose to you important information contained in other documents filed with the SEC by referring you to those documents. The information incorporated by reference is an important part of this prospectus supplement. Information that we file later with the SEC will automatically update and may supersede information in this prospectus supplement or information previously filed with the SEC. We incorporate by reference the documents listed below:

(1)	our annual report on Form 10-K for the year ended September 30, 2003;

(2)	our quarterly report on Form l0-Q for the quarter ended December 31, 2003; and

(3)	our current report on Form 8-K dated October 1, 2003, as amended on December 12, 2003.

We also incorporate by reference all documents that we file with the SEC pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act of 1934, as amended, after the date of this prospectus supplement and until the termination of this offering (other than Current Reports on Form 8-K containing disclosure furnished under Item 9 or Item 12 of Form 8-K and exhibits relating to such disclosures, unless otherwise specifically stated in any such Current Report or Form 8-K).

If information in any document incorporated by reference conflicts with information in this prospectus supplement, you should rely on the most recent information. If information in any document incorporated by reference conflicts with information in another incorporated document, you should rely on the most recent document incorporated by reference.

Upon the written or verbal request of each person to whom a copy of this prospectus supplement has been delivered, we will provide free of charge a copy of the documents incorporated by reference (other than exhibits to such documents, unless the exhibit is specifically incorporated by reference to such documents). Please direct requests to:

AmeriGas Propane, Inc.

Attention: Robert W. Krick, Treasurer

P.O. Box 965

Valley Forge, Pennsylvania 19482

Telephone: (610) 337-7000

PROSPECTUS

$100,000,000

8 7/8% Series B Senior Notes due 2011

AmeriGas Partners, L.P.

AP Eagle Finance Corp.

We may sell from time to time our 8 7/8% Series B Senior Notes due 2011 in denominations of $1,000 or an integral multiple of $1,000. We will pay interest semi-annually in arrears on May 20 and November 20 to holders of record on the immediately preceding May 5 and November 5. AP Eagle Finance Corp. will be our co-obligor on the notes, and our obligations with respect to the notes and those of AP Eagle Finance Corp. will be joint and several.

We may sell the notes to underwriters, through agents, or directly to other purchasers. See “Plan of Distribution.” The prospectus supplement will list any underwriters or agents and the compensation they may receive.

We do not intend to list the notes on any securities exchange.

Before making an investment in the notes, carefully consider the risk factors described under “ Risk Factors” beginning on page 1 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 2, 2002.

You should rely only on the information contained in or incorporated by reference into this prospectus or any prospectus supplement. We have not authorized anyone to provide you with different information. We are not making an offer of these notes in any state where the offer is not permitted. You should not assume that the information provided by this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of this prospectus or any prospectus supplement.

i

WHO WE ARE

AmeriGas Partners, L.P. is a publicly traded Delaware limited partnership formed on November 2, 1994. We are the largest retail propane distributor in the United States, distributing more than one billion gallons of propane annually. We serve approximately 1.3 million residential, commercial, industrial, agricultural and motor fuel customers from approximately 700 district locations in 46 states. Our operations are located primarily in the East Coast, Southeast, Midwest, Mountain Central and West Coast regions of the United States.

We conduct our business principally through our subsidiary, AmeriGas Propane, L.P., and its subsidiary, AmeriGas Eagle Propane, L.P. Both of these entities are Delaware limited partnerships. We refer to these limited partnerships collectively as our “operating partnership.”

Our executive offices are located at 460 North Gulph Road, King of Prussia, Pennsylvania 19406, and our telephone number is (610) 337-7000. In this prospectus, the terms “AmeriGas Partners,” “our,” “us” and “we” are sometimes used as abbreviated references to AmeriGas Partners, L.P. or AmeriGas Partners, L.P. and its consolidated subsidiaries, which include the operating partnership and AP Eagle Finance Corp. AP Eagle Finance Corp., a wholly owned finance subsidiary, is a Delaware corporation formed on April 12, 2001 for the sole purpose of acting as co-obligor of the notes.

AmeriGas Propane, Inc., a Pennsylvania corporation, is our general partner. Our general partner is a wholly owned indirect subsidiary of UGI Corporation, a public company listed on the New York and Philadelphia stock exchanges. Through various subsidiaries, UGI has been in the propane distribution business for over 40 years. Our general partner and its subsidiary, Petrolane Incorporated, own an aggregate 50.6% interest in us.

RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges for each of the periods indicated below is as follows:

	Year Ended September 30,					Three Months Ended December 31, 2001
	1997	1998	1999	2000	2001
Ratio of Earnings to Fixed Charges:	1.61	1.29	1.34	1.18	1.58	1.72

For purposes of determining the ratio of earnings to fixed charges, earnings are defined as earnings (loss) before income taxes, minority interest and income (loss) from equity investees, plus distributed income of equity investees plus fixed charges. Fixed charges consist of interest expense and the portion of operating leases representative of the interest factor.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we have filed with the SEC using the “shelf” registration process. Under this shelf registration process, we may sell from time to time the notes described in this prospectus in one or more offerings. This prospectus provides you with a general description of our business and the notes. Each time we sell notes under this prospectus, we will provide a prospectus supplement that will contain specific information about that offering. The prospectus supplement may also add to, update or change information in this prospectus. The information in this prospectus is accurate as of its date. You should carefully read this prospectus, the prospectus supplement and the documents that we have incorporated by reference below.

RISK FACTORS

An investment in the notes involves a high degree of risk. You should consider carefully the following risk factors, in addition to the other information set forth in this prospectus, before making an investment decision.

Risks Related to the Notes

We are a holding company and have no material operations or assets. Accordingly, noteholders will be paid only if we receive distributions from our operating partnership after it meets its own Financial obligations.

We are a holding company for our subsidiaries, with no material operations and only limited assets. Our co-obligor, AP Eagle Finance Corp., is our wholly-owned finance subsidiary that conducts no business and has nominal assets. We are dependent on cash distributions from our operating partnership, AmeriGas Propane, L.P., and its subsidiary, AmeriGas Eagle Propane, L.P., to service our debt obligations. Our obligations under the notes will be non-recourse to our general partner and our operating partnership. Therefore, if we should fail to pay the interest or principal on the notes or breach any of our other obligations under the notes or the indenture, you will not be able to obtain any such payments or obtain any other remedy from our general partner, the operating partnership or any of their affiliates, which will not be liable for any of our obligations under the indenture or the notes.

Noteholders will not receive payments required by the notes unless our operating partnership is able to make distributions to us after it first satisfies its obligations under the terms of its own borrowing arrangements, and reserves any necessary amounts to meet its own financial obligations. Our operating partnership is required to distribute all of its available cash each quarter, less the amount of cash reserves that AmeriGas Propane, Inc., our operating partnership’s general partner and our general partner, determines is necessary or appropriate in its reasonable discretion to provide for the proper conduct of our operating partnership’s business, to provide funds for distributions to us by our operating partnership to enable us to make timely distributions to our limited partners and the general partner over the next four quarters or to comply with applicable law or any of our operating partnership’s debt or other agreements.

The agreements governing the operating partnership’s first mortgage notes (the terms of which are briefly summarized below under “Description of Other Indebtedness – First Mortgage Notes”) and bank credit facilities (the terms of which are briefly summarized below under “Description of Other Indebtedness – Bank Credit Facilities”) require the operating partnership to include in its cash reserves amounts for future required payments. This limits the amount of available cash the operating partnership may distribute to us each quarter.

In addition, the agreements governing the first mortgage notes and bank credit facilities only permit quarterly distributions by the operating partnership to us if no default exists under those agreements. Those agreements each contain various negative and affirmative covenants applicable to the operating partnership. In addition, the agreements require the operating partnership to maintain specified financial ratios. If the operating partnership violates any of these covenants or requirements, a default may result and distributions to us would be limited. These covenants limit the operating partnership’s ability to:

•	incur other indebtedness;

•	engage in transactions with affiliates;

•	incur liens;

•	make certain restricted payments;

•	enter into certain business combinations and asset sale transactions;

•	engage in new lines of business; and

•	make investments.

Noteholders may not receive payments under the notes because we are required to distribute all of our available cash and we are not required to accumulate cash for the purpose of meeting our future obligations to noteholders.

Subject to the limitations on restricted payments contained in the indenture governing the notes and the indenture governing our existing 10 1/8% senior notes and 10% senior notes, our partnership agreement requires us to distribute all of our available cash each quarter to our limited partners and our general partner. As a result of these distribution requirements, we may not accumulate significant amounts of cash. Therefore, if our operating partnership cannot make distributions, we may not have enough cash available to make payments on the notes.

The notes are structurally subordinated to all indebtedness of our operating partnership and its subsidiaries.

The notes are structurally subordinated to all existing and future claims of creditors of our operating partnership and its subsidiaries. This is because these creditors will have priority as to the assets of our operating partnership and its subsidiaries over our claims and, thereby indirectly, the claims of the holders of the notes. Thus, the notes are effectively subordinated to the claims of the lenders under the bank credit facilities, the holders of the first mortgage notes, trade creditors and all possible future creditors of any of our subsidiaries.

Our substantial debt could impair our financial condition and our ability to fulfill our debt obligations.

We have substantial indebtedness. As of December 31, 2001, we and our operating partnership on a consolidated basis had total indebtedness of approximately $976.6 million, consisting of $968.6 million of long-term debt (including current maturities of $66.5 million) and $8.0 million under a revolving credit facility, partners’ capital of $235.0 million and a ratio of debt to partners’ capital of 4.16 to 1.

Holders of our operating partnership’s indebtedness of $631.9 million as of December 31, 2001 will have superior rights to those of the noteholders. Holders of our indebtedness of $344.7 million, consisting of $85.0 million of 10 1/8% senior notes, $59.7 million of 10% senior notes, and $200.0 million of 8.875% senior notes, will rank equally with the notes. As of December 31, 2001, we had $154.4 million available under our operating partnership’s bank credit facilities. Subject to the restrictions in the bank credit facilities, the first mortgage notes, the indenture governing the notes, including the $200.0 million of 8.875% senior notes now outstanding, and the indentures governing our existing 10 1/8% senior notes and 10% senior notes (the terms of which are briefly summarized below under “Description of Other Indebtedness”), our operating partnership may incur significant additional indebtedness, which may be secured and will be structurally senior to the notes.

Our substantial indebtedness could have important consequences to you. For example, it could:

•	make it more difficult for our operating partnership to distribute cash for us to satisfy our obligations with respect to the notes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate; and

•	place us at a competitive disadvantage compared to our competitors that have proportionately less debt.

If we are unable to meet our debt service obligations, we could be forced to restructure or refinance our indebtedness, seek additional equity capital or sell assets. We may be unable to obtain financing or sell assets on satisfactory terms, or at all.

Restrictive covenants in the agreements governing our indebtedness and the indebtedness of our operating partnership may reduce our operating flexibility.

The indenture governing the notes, the indentures governing our existing 10 1/8% senior notes and 10% senior notes and the agreements governing the bank credit facilities and the existing first mortgage notes contain various covenants that limit our ability to:

•	incur other indebtedness;

•	engage in transactions with affiliates;

•	incur liens;

•	make certain restricted payments;

•	enter into certain business combinations and asset sale transactions;

•	engage in new lines of business; and

•	make investments.

These restrictions could limit our ability and the ability of our operating partnership to obtain future financings, make needed capital expenditures, withstand a future downturn in our business or the economy in general, conduct operations or otherwise take advantage of business opportunities that may arise.

The bank credit facilities and the first mortgage notes also require the operating partnership to maintain specified financial ratios and satisfy other Financial conditions. The ability of the operating partnership to meet those financial ratios and conditions can be affected by events beyond its control, such as weather conditions and general economic conditions. Accordingly, the operating partnership may be unable to meet those financial ratios and conditions. Our breach of any of these covenants or the operating partnership’s failure to meet any of those financial ratios or conditions could result in a default under the terms of the relevant indebtedness, which could cause such indebtedness, and by reason of cross-default provisions, the notes, to become immediately due and payable. If we were unable to repay those amounts, the lenders could initiate a bankruptcy proceeding or liquidation proceeding or proceed against the collateral granted to them to secure that indebtedness. If the lenders under the bank credit facilities or the first mortgage notes so accelerate the repayment of borrowings, we may not have sufficient assets to repay our indebtedness, including the notes.

You may not know whether we are obligated to purchase the notes upon a change of control because of the ambiguity as to the meaning of a sale of all or substantially all of our assets.

The indenture for the notes provides that you may require us to purchase your notes at 101% of their principal amount, plus accrued and unpaid interest, upon the occurrence of any “change of control” event specified in the indenture for the notes and summarized in this prospectus under “Description of the Notes.” The events that trigger a change of control include a sale of all or substantially all of our assets. The meaning of “all or substantially all” varies according to the facts and circumstances of the subject transaction and has no clearly established meaning under New York law, which is the law that governs the indenture. This ambiguity as to when a sale of all or substantially all of our assets has occurred may make it difficult for holders of the notes to determine whether we have properly identified a change of control.

We are not likely to be able to purchase the notes upon a change of control.

We are not likely to be able to purchase your notes upon a change of control as defined in the indenture because the existing holders of our outstanding notes in an aggregate principal amount of $345 million and of our operating partnership’s first mortgage notes in the amount of $600 million as of December 31, 2001 will also have a purchase right upon the change of control. In addition, we may be unable to purchase your notes because the agreements governing the first mortgage notes restrict our ability to redeem or repurchase the notes out of distributions from our operating partnership, the agreements governing the first mortgage notes and the bank credit facilities limit our operating partnership’s ability to make distributions to the partnership and we are not likely to have sufficient immediate financial resources for the repurchase.

A change of control under the indenture will result in an event of default permitting the acceleration of the debt under the indenture if we fail to purchase notes upon the demand of the holders. In addition, if we fail to purchase notes upon the demand of holders, such failure will result in an event of default permitting the acceleration of the debt under the agreements governing the first mortgage notes and the agreement governing the bank credit facilities, provided that the amount in default exceeds $7.5 million. We and our operating partnership would be unable to repay simultaneously all of our indebtedness upon the acceleration of our debt.

In addition, a change of control under the indenture will result in an event of default under the agreement governing the bank credit facilities if the change of control results in UGI Corporation not owning directly or indirectly 100% of the general partnership interests in the operating partnership and at least a 30% ownership interest in the operating partnership. A change of control under the indenture will result in an event of default under the agreements for the first mortgage notes if the change of control results in our general partner not owning directly or indirectly at least 30% of our partnership interests and the partnership interests of our operating partnership or ceasing to be a wholly-owned subsidiary of UGI Corporation, our sole general partner or the sole general partner of our operating partnership. Such events of default under the bank credit facilities and the agreements governing the first mortgage notes would permit the banks and the holders of the first mortgage notes to accelerate repayment of the indebtedness owed to them. An acceleration of the indebtedness under the bank credit facilities or the first mortgage note agreements would result in an event of default under our indenture entitling the holders of the notes to declare the notes due and payable as long as the aggregate amount of such indebtedness is $10 million or more. We and our operating partnership would be unable to repay simultaneously all of our indebtedness upon the acceleration of our debt.

You will not have any purchase rights when a transaction takes place that does not meet the definition of a change of control under the indenture because the transaction involves UGI Corporation, any of its subsidiaries or any entity in which UGI Corporation or any of its subsidiaries beneficially owns at least 51% of the entity’s voting stock. In addition, you will not have any purchase rights when a transaction takes place that is not a change of control under the indenture, including an acquisition, refinancing or other recapitalization, notwithstanding the fact that the transaction increases the amount of our indebtedness outstanding or otherwise affects our capital structure or credit ratings or adversely affects the holders of the notes in some other way.

There is no active trading market for the notes.

We do not intend to list the notes to be issued in this offering on any securities exchange or to seek approval for quotations through any automated quotation system. Although $200,000,000 of the notes are outstanding, there is no established market for the notes, and we do not anticipate that one will develop. For these reasons, we cannot assure you that:

•	a liquid market for the notes will develop;

•	you will be able to sell your notes; or

•	you will receive any specific price upon any sale of the notes.

If a public market for the notes did develop, the notes could trade at prices that may be higher or lower than their principal amount or purchase price, depending on many factors, including prevailing interest rates, the market for similar notes and our financial performance.

Risk Associated with the Propane Distribution Businesses Acquired from Columbia Energy Group

We may be adversely affected by restrictions on our operations and indemnity obligations.

On August 21, 2001, we acquired the propane distribution businesses of Columbia Energy Group, which were conducted through Columbia Propane Corporation (now known as AmeriGas Eagle Propane, Inc.) and its 99% owned subsidiary, Columbia Propane, L.P. (now known as AmeriGas Eagle Propane, L.P.). We now own AmeriGas Eagle Propane, Inc. and substantially all of AmeriGas Eagle Propane, L.P. As part of our acquisition of the propane distribution businesses of Columbia Energy Group, AmeriGas Propane, L.P. became the payee under a $138 million intercompany note of AmeriGas Eagle Propane, L.P. In connection with that intercompany note and the purchase agreement (the “1999 purchase agreement”) under which the predecessor of AmeriGas Eagle Propane, Inc. acquired a propane distribution business from an affiliate of Triarc Companies, Inc.

(“Triarc”), we have become subject to restrictions on our ability to operate AmeriGas Eagle Propane, L.P. These restrictions, which effectively continue until July 2009, limit our ability to, among other things:

•	prepay, defease, purchase or otherwise retire the intercompany note unless it is replaced by equivalent debt with no greater amortization;

•	modify the intercompany note so as to eliminate or limit the recourse liability of Triarc;

•	convert AmeriGas Eagle Propane, L.P. into a corporation for federal income tax purposes, including by way of any merger or consolidation;

•	allow any third party to assume, guarantee, indemnify against or otherwise incur any liability relating to the intercompany note; or

•	take or fail to take any action that would reduce the share of the intercompany note allocated to Triarc for federal income tax purposes.

Without becoming obligated to indemnify Triarc for any resulting tax losses, we may not:

•	make any material change in certain federal income tax positions, methods, principles or elections of AmeriGas Eagle Propane, L.P.;

•	sell or dispose of certain assets of AmeriGas Eagle Propane, L.P. if doing so would result in a gain of more than $5 million per year on a cumulative basis to be allocated to Triarc; or

•	increase the carrying value of certain assets of AmeriGas Eagle Propane, L.P. for income tax purposes.

AmeriGas Eagle Propane, L.P. and certain of its affiliates are obligated to indemnify Triarc and its affiliates for tax or other cash losses they may incur as a result of the breach of the foregoing restrictions and any other actions in violation of the 1999 purchase agreement that cause Triarc to recognize a taxable gain or result in other losses for Triarc. These include breaches that Triarc may claim result from our acquisition of the propane distribution businesses of Columbia Energy Group and related transactions. Under the agreement for our acquisition of the propane distribution businesses of Columbia Energy Group, we agreed to apportion between us and Columbia Energy Group any losses under the Triarc indemnity. In addition, AmeriGas Propane, L.P. agreed with AmeriGas Eagle Propane, Inc. to take all actions necessary to ensure that AmeriGas Eagle Propane, Inc. will have sufficient available funds to satisfy all of its obligations and liabilities to Triarc under the indemnification provisions of the 1999 purchase agreement.

Risks Inherent in our Business

Decreases in the demand for propane because of warmer weather adversely affect our results of operations.

Weather conditions have a significant impact on the demand for propane for both heating and agricultural purposes. Many of our customers rely heavily on propane as a heating fuel. Accordingly, the volume of propane sold is at its highest during the five-month peak heating season of November through March and is directly affected by the severity of the winter weather. Approximately 55% to 60% of our annual retail propane volumes are sold during these months. During the five-month period ended February 28, 2002 and in years prior to fiscal 2001, warmer-than-normal weather in our service territories reduced demand for propane and other energy sources for heating purposes below normal levels, which had an adverse effect on our operating results. There can be no assurance that normal winter weather in our service territories will occur in the future.

Our ability to increase revenues is adversely affected by the maturity of, and competition within, the retail propane industry.

The retail propane industry is mature, with only limited growth in total demand for the product foreseen. We expect the demand for propane to remain relatively constant for the foreseeable future, with year-to-year industry volumes being affected primarily by weather patterns. Therefore, our ability to grow within the industry is dependent on our ability to acquire other retail distributors and to achieve internal growth, which includes expansion of our PPX Prefilled Propane Xchange® program (through which consumers can exchange an empty propane grill cylinder for a filled one) and National Accounts program (through which we encourage large, multi-location propane users to enter into a supply agreement with us rather than with many small suppliers), as well as the success of our marketing programs designed to increase customers in targeted segments. If we are unable to compete effectively in the propane business, we may lose existing customers or fail to acquire new customers, thereby reducing or limiting any increase in revenues.

We compete with other distributors of propane, including several major companies and thousands of small independent operators. In recent years, some rural electric cooperatives and fuel oil distributors have expanded their businesses to include propane distribution and we compete with them as well. Generally, warmer-than-normal weather further intensifies competition. Competitive pricing in our industry limits our ability to increase revenues.

Our operations may be adversely affected by competition from other energy sources.

Propane competes with other sources of energy, some of which are less costly for equivalent energy value. We compete for customers against suppliers of electricity, fuel oil and natural gas. Electricity is a major competitor of propane, but propane generally enjoys a competitive price advantage over electricity for space heating, water heating and cooking.

Fuel oil is also a major competitor of propane and is generally less expensive than propane. Furnaces and appliances that burn propane will not operate on fuel oil and vice versa, however, so a conversion from one fuel to the other requires the installation of new equipment. Our customers generally have an incentive to switch to fuel oil only if fuel oil becomes significantly less expensive than propane. Except for certain industrial and commercial applications, propane is generally not competitive with natural gas in areas where natural gas pipelines already exist, because natural gas is generally a less expensive source of energy than propane. The gradual expansion of the nation’s natural gas distribution systems has resulted in the availability of natural gas in some areas that previously depended upon propane. In addition, we cannot predict the effect that the development of alternative energy sources might have on our operations.

Our profitability is subject to pricing and inventory risk.

The retail propane business is a “margin-based” business in which gross profits are dependent upon the excess of the sales price over the propane supply costs. Propane is a commodity, and, as such, its unit price is subject to volatile fluctuations in response to changes in supply or other market conditions. We have no control over these market conditions. Consequently, the unit price of the propane that we and other marketers purchase can change rapidly over a short period of time. Most of our product supply contracts permit suppliers to charge posted prices at the time of delivery or the current prices established at major storage points such as Mont Belvieu, Texas or Conway, Kansas. Because our profitability is sensitive to changes in wholesale propane supply costs, it will be adversely affected if we cannot pass on increases in the cost of propane to our customers. Due to competitive pricing in the industry, we may not be able to pass on product cost increases to our customers when product costs rise rapidly, or when our competitors do not raise their product prices. In addition, high product prices may lead to customer conservation, resulting in reduced demand.

We are dependent on our principal suppliers, which increases the risks from an interruption in supply and transportation.

During the year ended September 30, 2001, we purchased approximately 81% of our propane from 10 suppliers. If supplies from these sources were interrupted, the cost of procuring replacement supplies and transporting those supplies from alternative locations might be materially higher and, at least on a short-term basis, margins could be affected. Additionally, in certain market areas some of our suppliers provide 70% to 80% of our propane requirements. Disruptions in supply in these areas could also have an adverse impact on our margins.

We are subject to operating and litigation risks that may not be covered by insurance.

Our operations are subject to all of the operating hazards and risks normally incidental to handling, storing, transporting and otherwise providing combustible liquids such as propane for use by consumers. As a result, we are sometimes a defendant in various legal proceedings and litigation arising in the ordinary course of business. We maintain insurance policies with insurers in such amounts and with such coverages and deductibles as we believe are reasonable and prudent. There can be no assurance, however, that such insurance will be adequate to protect us from all material expenses related to potential future claims for personal and property damage or that such levels of insurance will be available in the future at economical prices.

Our ability to grow will be adversely affected if we are not successful in making acquisitions and our profitability may be adversely affected by the terms of our indebtedness.

We have historically expanded our propane business through acquisitions and internal growth. We regularly consider and evaluate opportunities for growth through the acquisition of local, regional and national propane distributors. We may choose to finance future acquisitions with debt, equity, cash or a combination of the three. There is significant competition for acquisitions among publicly traded master limited partnerships engaged in the propane distribution business. Although we believe that there are numerous potential acquisition candidates in the industry, some of which represent material acquisition opportunities, there can be no assurance that we will find attractive acquisition candidates in the future, that we will be able to acquire such candidates on economically acceptable terms, that any acquisitions will not be dilutive to earnings and distributions or that any additional debt incurred to finance an acquisition will not affect our ability to make payments on the notes. In addition, our bank credit facilities and our first mortgage notes impose restrictions on our ability to make acquisitions through AmeriGas Eagle Propane, L.P., causing an inability to grow in certain geographic areas.

If energy conservation and efficiency and technology trends decrease demand for propane, our revenue will decrease.

Retail customers primarily use propane for home heating, water heating and cooking purposes. If future energy conservation and efficiency measures or advances in heating, conservation or other devices decrease demand for propane, our revenue will decrease.

Our net income will decrease if we are required to incur additional costs to comply with additional governmental safety, health, transportation and environmental regulation and associated costs.

We are subject to various federal, state and local safety, health, transportation and environmental laws and regulations governing the storage, distribution and transportation of propane. We have implemented safety and environmental programs and policies designed to avoid potential liability and costs under applicable laws. It is possible, however, that we will incur increased costs as a result of complying with new safety, health, transportation and environmental regulations and that such costs will reduce our net income. It is also possible that material environmental liabilities will be incurred, including those relating to claims for damages to property and persons.

Current economic and political conditions may harm our business.

Deteriorating regional and global economic conditions and the effects of ongoing military actions against terrorists may cause significant disruptions to commerce throughout the world. To the extent that such conditions and disruptions result in delays or cancellations of customer orders, impair our ability to effectively market or acquire propane, or cause or prolong an economic recession, we would have lower revenues, and, therefore, lower net income. In addition, our ability to raise capital for acquisitions, capital expenditures and ongoing operations is dependent upon ready access to capital markets. During times of adverse economic and political conditions, investor confidence in and accessibility to capital markets could decrease. If capital markets are not available to us over an extended period of time, we could be unable to make acquisitions, refinance debt, invest in capital expenditures and fund operations, which could adversely affect our ability to compete within our industry, raise funds to meet our obligations and generate net income.

USE OF PROCEEDS

We plan to use the proceeds from the sale of the notes to reduce our indebtedness or indebtedness of our operating partnership or for general business purposes, including capital expenditures, working capital and future acquisitions.

PLAN OF DISTRIBUTION

We may sell the notes described in this prospectus and any prospectus supplement to one or more underwriters for public offering and sale, or we may sell the notes to investors, including institutional investors, directly or through agents or dealers. Any underwriter, agent or dealer involved in the offer and sale of the notes will be named in a prospectus supplement.

We or any underwriter we engage may sell the notes from time to time in one or more transactions at a fixed price or fixed prices, which may be changed, at market prices prevailing at the time of sale, at prices related to market prices prevailing at the time of sale or at negotiated prices, based on various factors such as interest rates at the time of sale and general economic conditions. We may authorize any underwriter we engage to offer and sell the notes upon the terms and conditions as may be set forth in a prospectus supplement.

In connection with the sale of the notes, any underwriter we engage may receive or may be deemed to have received compensation from us in the form of underwriting discounts or commissions. Underwriters may also sell the notes to or through dealers. Dealers may receive compensation in the form of discounts, concessions or commissions from an underwriter and/or commissions from the purchasers for whom they may act as agent or to whom they sell as principals, or both. Any underwriting commission paid by us to underwriters or other agents in connection with the offering of the notes, and any discounts, concessions or commissions allowed by underwriters to dealers, will be set forth in a prospectus supplement. Underwriters, dealers and agents participating in any distribution of the notes may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on any resale of the notes may be deemed underwriting discounts and commissions under the Securities Act of 1933.

We may enter into an agreement with an underwriter or other agent who participates in a sale of the notes. Any such agreement may entitle a participating underwriter to indemnification by us against certain liabilities, including liabilities under the Securities Act of 1933.

DESCRIPTION OF THE NOTES

The notes will be issued under an indenture between AmeriGas Partners, L.P. and AP Eagle Finance Corp. and Wachovia Bank, National Association, successor to First Union National Bank, as trustee. The indenture is a technical document with terms that have a defined meaning. The summary section refers to and includes some of those defined terms, which are capitalized, in order to summarize the indenture more succinctly and precisely. Because this section is a summary, however, it does not describe all of the defined terms or features of the notes and the indenture, some of which you may find relevant. For that reason, we urge you to read the indenture, and the form of note attached as Exhibit A to the indenture because they, not this description, define the rights of the noteholders. The indenture and the form of note are filed as exhibits to this registration statement.

Brief Description of the Notes

The notes:

•	are our unsecured general joint and several obligations;

•	rank senior in right of payment to all our subordinated indebtedness;

•	rank equally in right of payment with all our other senior indebtedness;

•	are structurally subordinated to, which means they rank behind, the indebtedness of the operating partnership, including the bank credit facilities and first mortgage notes, and the claims of the preferred stockholders of our consolidated subsidiaries, including our operating subsidiary; and

•	are non-recourse to the property and assets of our general partner, AmeriGas Propane, Inc.

We do not intend to list the notes on any securities exchange or to seek approval for quotations of the notes through any automated quotation system. Although, as of the date of this prospectus, $200,000,000 of the notes are outstanding, there is no established market for the notes, and we do not anticipate that one will develop.

As described in more detail under “Who We Are” and “Risk Factors – We are a holding company and have no material operations or assets,” AmeriGas Partners, L.P. is a holding company for its subsidiaries. The partnership has no material operations and no substantial assets other than its consolidated subsidiaries, including the operating subsidiary, AmeriGas Propane, L.P. and AmeriGas Eagle Propane, L.P. Accordingly, the partnership is dependent upon the distribution of the earnings of its consolidated subsidiaries, including the operating partnership, to service its debt obligations, including the notes.

Because the notes are structurally subordinated to the indebtedness of the operating partnership, noteholders generally have no recourse to the operating partnership or any of its subsidiaries or their assets for amounts due under the notes. Noteholders may, however, have indirect recourse to the extent the partnership has rights as a holder of equity interests in the operating partnership and its subsidiaries. In addition, the noteholders do not have any right to require the operating partnership to make distributions to the partnership.

Principal, Maturity and Interest

The notes will:

•	be issued in registered form, without coupons, and in denominations of $1,000;

•	accrue interest at the annual rate of 8 7/8% from the most recent date to which interest has been paid, which interest will be computed on the basis of a 360-day year comprised of twelve 30-day months;

•	pay interest semi-annually in arrears on May 20 and November 20 to holders of record on the immediately preceding May 5 and November 5; and

•	mature on May 20, 2011.

We will pay principal and interest on the notes at our office or agency, which we maintain in New York City. At our option, we may make payments of interest by check mailed to the noteholders at their respective addresses as set forth in the register of notes. All payments with respect to global notes, however, will be made by wire transfer of immediately available funds to the accounts specified by the holders of the global notes. Until otherwise designated by us, our office or agency in New York will be the office of the trustee maintained for payment purposes.

Optional Redemption

We do not have the option to redeem the notes before May 20, 2006 except under certain circumstances following the completion by the partnership on or before May 20, 2004 of a public offering of its partnership interests, other than any interests that are redeemable. The partnership has the option to use the net proceeds of such an offering to redeem the notes at 108.875% of their principal amount plus accrued and unpaid interest to the applicable redemption date provided, however, that the redemption is completed within 90 days of the completion of the offering and at least 67% of the principal amount of the notes already issued, together with the notes and any additional notes sold pursuant to this prospectus or otherwise, are outstanding immediately following the redemption. Generally, only one redemption may be made under this exception.

On and after May 20, 2006, we have the right to redeem the notes, in whole or in part, upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed in percentages of principal amount) listed in the table below, plus accrued and unpaid interest on the notes to the applicable redemption date, if redeemed during the twelve-month period beginning on May 20 of the years indicated in the table below:

Year	Percentage
2006	104.438%
2007	102.958%
2008	101.479%
2009 and thereafter	100.000%

Mandatory Redemption; Open Market Purchases.

We are not required to make any mandatory redemption or sinking fund payments with respect to the notes. We may at any time and from time to time purchase notes in the open market or otherwise.

Offers to Purchase; Repurchase at the Option of the Noteholders

We may be required to offer to purchase the notes if there is a change in control of, or certain asset sales by, the partnership.

Change of Control Offer: The indenture defines the term “change of control.” Upon the occurrence of a change of control, each noteholder will have the right to require us to repurchase all or any part (equal to $1,000 or an integral multiple of $1,000) of that holder’s notes pursuant to a change of control offer on the terms set forth in the indenture. In a change of control offer, we will offer a change of control payment in cash equal to 101% of the aggregate principal amount of the notes or portion of notes validly tendered for payment, plus accrued and unpaid interest to the date of purchase. Generally, a change of control would occur when:

•	There is a sale, lease, conveyance or other disposition of all or substantially all of the assets of the partnership or the operating partnership to any entity other than UGI Corporation, our indirect parent, which is a public company, and its subsidiaries, or any entity in which UGI Corporation and its subsidiaries beneficially own at least 51% of such entity’s voting stock. In this regard, the meaning of “all or substantially all” varies according to the facts and circumstances of the subject transaction and has no clearly established meaning under New York law, which is the law that governs the indenture. Therefore, in some transactions it may be unclear whether a change of control has occurred;

•	There is a merger or consolidation of the partnership or the operating partnership, or a successor to either entity, with any entity other than UGI Corporation and its subsidiaries or any entity in which UGI Corporation and its subsidiaries beneficially own at least 51% of that entity’s voting stock;

•	There is a liquidation or dissolution of the partnership or AmeriGas Propane, Inc., our general partner, or a successor to the general partner; or

•	There is any transaction or series of transactions that results in UGI Corporation and its subsidiaries beneficially owning in the aggregate, directly or indirectly, less than 51% of the voting stock of our general partner, or a successor to the general partner.

Within 30 days following any change of control, we will mail a notice to each noteholder stating that, among other things, a change of control offer is being made, that all notes tendered will be accepted for payment and that any note not tendered will continue to accrue interest and we will identify the amount of the change of control payment and the change of control payment date for the notes. The notice will also include directions for noteholders who elect to have their notes purchased in the change of control offer.

Noteholders will be entitled to withdraw any election to have their notes purchased if the paying agent receives timely and proper notice of such withdrawal. The notice from the partnership to noteholders will describe the requirements for the notice from the noteholders to the paying agent.

We will comply with the requirements of Rule 14e-l under the Exchange Act and any other relevant securities laws applicable to the repurchase of notes in connection with a change of control.

On the change of control payment date, we will, to the extent lawful, accept for payment notes or portions of notes tendered in accordance with the change of control offer; deposit an amount equal to the change of control payment for the notes with the paying agent in respect of all notes or portions of notes properly tendered; and deliver or cause to be delivered to the trustee the notes so accepted together with an officers’ certificate stating the aggregate amount of the notes or portions of notes tendered to us.

The paying agent will promptly mail the change of control payment to each noteholder. The trustee will promptly authenticate and mail to each noteholder a new note equal in principal amount to any unpurchased portion of the notes surrendered. However, each new note will be in a principal amount of $1,000 or an integral multiple of $1,000. We will publicly announce the results of the change of control offer on or as soon as practicable after the change of control payment date.

We are not likely to be able to purchase the notes upon a change of control because the existing holders of our outstanding notes in the aggregate principal amount of $345 million and of our operating partnership’s first mortgage notes in the amount of $600 million as of December 31, 2001 also will have a purchase right upon a change of control. The triggering of the purchase right will not constitute an event of default under the indenture.

In addition, we may be unable to pay the change of control payment because the agreements governing the first mortgage notes restrict our ability to redeem or repurchase the notes out of distributions from the operating partnership; the agreements governing the first mortgage notes and the bank credit facilities limit the operating partnership’s ability to make distributions to the partnership; and we may not have sufficient immediate financial resources to pay cash to the holders of notes upon a repurchase.

The failure of the partnership to repurchase the notes upon a change of control offer would constitute an immediate Event of Default under the indenture.

The failure of UGI Corporation to own directly or indirectly 100% of the general partnership interests in the operating partnership and at least a 30% ownership in the operating partnership would constitute an event of default under the bank credit facilities. The failure of the general partner to own directly or indirectly at least

30% of our partnership interests and the partnership interests of our operating partnership and to be a wholly-owned subsidiary of UGI Corporation, our sole general partner and the sole general partner of our operating partnership would constitute an event of default under the agreements for the first mortgage notes. Upon such an event of default, the banks under the bank credit facilities and the holders of the first mortgage notes may accelerate repayment of the indebtedness owed to them. An acceleration of the indebtedness under the bank credit facilities or the first mortgage notes agreements would result in a default under our indenture as long as the aggregate amount of such indebtedness is $10 million or more. We and our operating partnership are not likely to be able to repay simultaneously all of our indebtedness upon a change of control and acceleration of our debt.

Asset Sales: The indenture defines the term “Asset Sale” and provides that the partnership and, in certain circumstances, its subsidiaries that are Restricted Subsidiaries, meaning they are not “Unrestricted Subsidiaries,” must comply with restrictions applicable to an Asset Sale. Briefly, an Unrestricted Subsidiary has no indebtedness or any other obligation that, directly or indirectly, is guaranteed by or obligates in any way the partnership. An Asset Sale would include either of the following, whether in a single transaction or a series of related transactions:

•	The sale, lease, conveyance or other disposition of any assets other than sales of inventory in the ordinary course of business and consistent with past practice; or

•	The issuance or sale of capital stock of any subsidiary that is not an Unrestricted Subsidiary.

The indenture provides that some transactions are not considered Asset Sales, including any transfer of assets or capital stock by the partnership or any of its Restricted Subsidiaries to the operating partnership or a wholly owned subsidiary of the partnership, any transfer of assets or capital stock by the partnership or any of its Restricted Subsidiaries to any entity in exchange for other assets used in a permitted line of business and having a fair market value, as determined in good faith by our general partner, not less than that of the assets so transferred, and any transfer of assets in accordance with Permitted Investments as defined in the indenture. Furthermore, the sale, lease, conveyance or other disposition of all or substantially all of the assets of the partnership would not be treated as an Asset Sale, but rather as a change of control or as if the partnership merged with another entity.

The partnership and its Restricted Subsidiaries may complete an Asset Sale if the partnership or its Restricted Subsidiary, as the case may be, receives consideration at the time of the Asset Sale at least equal to the fair market value, as determined in good faith by the AmeriGas Propane, Inc., our general partner, of the assets sold or otherwise disposed of, and at least 80% of the consideration received by the partnership or the Restricted Subsidiary is in the form of cash. For purposes of determining the amount of cash received in an Asset Sale, the following will be deemed to be cash:

•	The amount of any liabilities on the partnership’s or any Restricted Subsidiary’s balance sheet that are assumed by the transferee of the assets; and

•	The amount of any notes or other obligations received by the partnership or the Restricted Subsidiary from the transferee that is immediately converted by the partnership or the Restricted Subsidiary into cash, to the extent of the cash received.

Furthermore, the 80% limitation will not apply to any Asset Sale in which the cash portion of the consideration received is equal to or greater than the after-tax proceeds would have been had the Asset Sale complied with the 80% limitation.

If the partnership or any of its Restricted Subsidiaries receives Net Proceeds exceeding $10 million from one or more Asset Sales in any fiscal year, then within 270 days after the date the aggregate amount of Net Proceeds exceeds that amount, the partnership must apply the amount exceeding $10 million to reduce Indebtedness of a Restricted Subsidiary, with a permanent reduction of availability in the case of revolving

Indebtedness, or make an investment in assets in the same line of business as that of the partnership on April 19, 1995. Any Net Proceeds that are not applied or invested in either of these ways will be considered “Excess Proceeds.”

Pending the final application of any Net Proceeds, the partnership or any Restricted Subsidiary may temporarily reduce borrowings under the acquisition facility of the operating partnership’s bank credit facilities, or otherwise invest the Net Proceeds in any manner that is not prohibited by the indenture.

When the aggregate amount of Excess Proceeds exceeds $5 million, we will make an offer to all noteholders to purchase for cash that number of notes that may be purchased out of the Excess Proceeds at a purchase price equal to 100% of the principal amount of the note plus accrued and unpaid interest to the date of purchase. We will follow the procedures set forth in the indenture and we will comply with the requirements of Rule 14e-l under the Exchange Act and any other applicable securities laws.

To the extent that the aggregate amount of notes tendered in response to our purchase offer is less than the Excess Proceeds, the partnership or any Restricted Subsidiary may use such deficiency for general business purposes. If the aggregate principal amount of notes surrendered by their holders exceeds the amount of Excess Proceeds, the trustee shall select the notes to be purchased on a pro rata basis. Notwithstanding the foregoing, if we make this purchase offer at any time when we have securities outstanding ranking equally in right of payment with the notes and the terms of those securities provide that a similar offer must be made with respect to those other securities, then our offer to purchase the notes will be made concurrently with the other offers, and securities of each issue will be accepted on a pro rata basis in proportion to the aggregate principal amount of securities of each issue which their holders elect to have purchased. Upon completion of the offer to the noteholders, the amount of Excess Proceeds will be reset at zero.

Selection and Notice of Redemption: If less than all the notes are to be redeemed at any time, the trustee will select the notes to be redeemed among the holders of notes pro rata, by lot or in accordance with a method which the trustee considers to be fair and appropriate. The trustee must choose in a manner that complies with any legal and stock exchange requirements. Notices of redemption shall be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of notes to be redeemed at its registered address. If any note is to be redeemed in part only, the notice of redemption that relates to that note shall state the portion of the principal amount thereof to be redeemed. A new note in principal amount equal to the unredeemed portion of the note will be issued in the name of the holder of that note upon surrender and cancellation of the original note. On and after the redemption date, interest ceases to accrue on notes or portions of notes called for redemption.

Covenants

The indenture requires us to comply with a number of covenants, including those summarized below.

Limitation on Additional Indebtedness: The partnership and its Restricted Subsidiaries may only incur more debt under certain circumstances. The partnership will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or in any manner become directly or indirectly liable, contingently or otherwise, for the payment, in each case, to “incur,” any Indebtedness, unless at the time of the incurrence and after giving pro forma effect to the receipt and application of the proceeds of the Indebtedness, the Consolidated Fixed Charge Coverage Ratio of the partnership would be greater than 2.00 to 1.

In addition to any Indebtedness that may be incurred as set forth above, the partnership and its Restricted Subsidiaries may incur “Permitted Indebtedness.” The term Permitted Indebtedness is defined in the indenture and includes:

•	Indebtedness evidenced by the $200 million of notes under the indenture, and the 10% senior notes;

•	Indebtedness outstanding on April 19, 1995;

•	Indebtedness of the operating partnership evidenced by the first mortgage notes; provided that the aggregate principal amount, exclusive of any unamortized premium, of this Indebtedness outstanding at any time may not exceed $518 million;

•	Indebtedness of the partnership or a Restricted Subsidiary incurred for the making of expenditures for the improvement or repair, to the extent the improvements or repairs may be capitalized in accordance with generally accepted accounting principles (“GAAP”), or additions, including by way of acquisitions of businesses and related assets, to the property and assets of the partnership and its Restricted Subsidiaries, including, without limitation, Indebtedness incurred under the acquisition facility, or incurred by assumption in connection with additions, including additions by way of acquisitions or capital contributions of businesses and related assets, to the property and assets of the partnership and its Restricted Subsidiaries; provided that the aggregate principal amount of this Indebtedness outstanding at any time may not exceed $75 million;

•	Indebtedness of the partnership or a Restricted Subsidiary incurred for any purpose permitted under the revolving credit facility of the operating partnership’s bank credit facilities, provided that the aggregate principal amount of this Indebtedness outstanding at any time may not exceed an amount equal to the greater of $175 million or the Consolidated Borrowing Base Amount; and provided, further, that the outstanding balance of this Indebtedness may not exceed 50% of such greater amount for 30 consecutive days during each fiscal year;

•	Indebtedness of the partnership owed to our general partner or an affiliate of our general partner that is unsecured and that is subordinated in right of payment to the notes; provided that the aggregate principal amount of this Indebtedness outstanding at any time may not exceed $50 million;

•	Indebtedness of the partnership or a Restricted Subsidiary for the purpose of the payment of certain liabilities of Petrolane, Incorporated, a subsidiary of our general partner; provided that the aggregate amount of such Indebtedness outstanding at any time may not exceed $30 million;

•	Indebtedness owed by the partnership or any Restricted Subsidiary to the operating partnership or a wholly owned subsidiary of the partnership;

•	Indebtedness under any interest rate swap agreement, interest rate cap agreement, interest rate collar agreement or similar arrangement designed to protect the partnership or any Restricted Subsidiary from fluctuations in interest rates;

•	Permitted Refinancing Indebtedness;

•	The incurrence by the partnership or a Restricted Subsidiary of Indebtedness owing directly to its insurance carriers, without duplication, in connection with the partnership’s, its subsidiaries’ or its Affiliates’ self-insurance programs or other similar forms of retained insurable risks for their respective businesses, consisting of reinsurance agreements and indemnification agreements, and guarantees of the foregoing, secured by letters of credit; provided that any Consolidated Fixed Charges associated with the Indebtedness evidenced by the reinsurance agreements, indemnification agreements, guarantees and letters of credit will be included, without duplication, in any determination of the Consolidated Fixed Charge Coverage Ratio test set forth in the covenant in the indenture entitled “Limitation on Additional Indebtedness;”

•	Indebtedness of the partnership and its Restricted Subsidiaries in respect of Capital Leases, meaning, generally, any lease of any property which would be required to be classified and accounted for as a capital lease on a balance sheet of the lessor; provided that the aggregate amount of the Indebtedness outstanding at any time may not exceed $10 million;

•	Indebtedness of the partnership and its Restricted Subsidiaries represented by letters of credit supporting obligations under workmen’s compensation laws, obligations to suppliers of propane (provided that the aggregate amount of this Indebtedness outstanding at any time may not exceed $15 million) and the repayment of Permitted Indebtedness; or

•	Surety bonds and appeal bonds required in the ordinary course of business or in connection with the enforcement of rights or claims of the partnership or any of its subsidiaries or in connection with judgments that do not result in a “Default” or “Event of Default.” The terms “Default” or “Event of Default” are defined in the indenture and summarized below under the caption “Events of defaults and remedies.”

Limitation on Restricted Payments: The partnership will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, make a Restricted Payment, that is, to:

•	Declare or pay any dividend or any other distribution or payment on or with respect to capital stock of the partnership or any of its Restricted Subsidiaries or any payment made to the direct or indirect holders, in their capacities as such, of capital stock of the partnership or any of its Restricted Subsidiaries other than dividends or distributions payable solely in capital stock of the partnership, other than redeemable capital stock, or in options, warrants or other rights to purchase capital stock of the partnership, other than redeemable capital stock; declare or pay a dividend or other distribution to the extent declared or paid to the partnership or any Restricted Subsidiary of the partnership; or declare or pay a dividend or other distribution by any Restricted Subsidiary of the partnership to all holders of capital stock of that Restricted Subsidiary on a pro rata basis, including, in the case of the operating partnership, to its general partner;

•	Purchase, redeem, defease or otherwise acquire or retire for value any Capital Stock of the partnership or any of its Restricted Subsidiaries, other than any capital stock owned by a wholly owned Restricted Subsidiary of the partnership;

•	Make any principal payment on, or purchase, defease, repurchase, redeem or otherwise acquire or retire for value, prior to any scheduled maturity, scheduled repayment, scheduled sinking fund payment or other stated maturity, any subordinated indebtedness, other than any such Indebtedness owned by the partnership or a wholly owned Restricted Subsidiary of the partnership; or

•	Make any investment, other than a Permitted Investment, in any entity, unless, at the time of and after giving effect to the proposed Restricted Payment, no Default or Event of Default shall have occurred and be continuing, and the Restricted Payment, together with the aggregate of all other Restricted Payments made by the partnership and its Restricted Subsidiaries during the fiscal quarter during which the Restricted Payment is made, will not exceed:

•	if the Consolidated Fixed Charge Coverage Ratio of the partnership is greater than 1.75 to 1, an amount equal to Available Cash as of the end of the immediately preceding fiscal quarter; or

•	if the Consolidated Fixed Charge Coverage Ratio of the partnership is equal to or less than 1.75 to 1, an amount equal to the sum of $24 million, less the aggregate amount of all Restricted Payments made by the partnership and its Restricted Subsidiaries in accordance with this clause during the period ending on the last day of the fiscal quarter of the partnership immediately preceding the date of the Restricted Payment and beginning on the first day of the sixteenth full fiscal quarter immediately preceding the date of the Restricted Payment plus the aggregate net cash proceeds of any substantially concurrent capital contribution to the partnership from any Person other than a Restricted Subsidiary of the partnership, or issuance and sale of shares of Capital Stock, other than redeemable capital stock, of the partnership to any entity other than to a Restricted Subsidiary of the partnership.

The Restricted Payment may be made in assets other than cash, in which case the amount will be the fair market value, as determined in good faith by the general partner on the date of the Restricted Payment of the assets proposed to be transferred.

The above provisions will not prohibit:

•	The payment of any dividend or distribution within 60 days after the date of its declaration if, at the date of declaration, the payment would be permitted as summarized above;

•	The redemption, repurchase or other acquisition or retirement of any shares of any class of capital stock of the partnership or any Restricted Subsidiary of the partnership in exchange for, or out of the net cash proceeds of, a substantially concurrent capital contribution to the partnership from any entity other than a Restricted Subsidiary of the partnership; or issuance and sale of other capital stock, other than redeemable capital stock, of the partnership to any entity other than to a Restricted Subsidiary of the partnership; provided, however, that the amount of any net cash proceeds that are utilized for any redemption, repurchase or other acquisition or retirement will be excluded from the calculation of Available Cash; or

•	Any redemption, repurchase or other acquisition or retirement of subordinated indebtedness in exchange for, or out of the net cash proceeds of, a substantially concurrent capital contribution to the partnership from any entity other than a Restricted Subsidiary of the partnership; or issuance and sale of capital stock, other than redeemable capital stock, of the partnership to any entity other than to a Restricted Subsidiary of the partnership, or indebtedness of the partnership issued to any entity other than a Restricted Subsidiary or the partnership, so long as the indebtedness is Permitted Refinancing Indebtedness; provided, however, that the amount of any net cash proceeds that are utilized for any redemption, repurchase or other acquisition or retirement will be excluded from the calculation of Available Cash.

In computing the amount of Restricted Payments previously made for purposes of the Restricted Payments test above, Restricted Payments made under the first point above will be included and Restricted Payments made under the second and third points above shall not be so included.

Limitation on Liens: The partnership will not, and will not permit any of its Restricted Subsidiaries to, incur any liens or other encumbrance, unless the lien is a Permitted Lien. The term “Permitted Liens” is defined in the indenture.

Limitation on Transactions with Affiliates: The partnership will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, enter into or suffer to exist any transaction or series of related transactions, including the sale, transfer, disposition, purchase, exchange or lease of assets, property or services, other than as provided for in our partnership agreement or in the operating partnership’s partnership agreement and the other agreements entered into between the partnership or the operating partnership and any of their affiliates, with, or for the benefit of any affiliates of the partnership unless:

•	The transaction or series of related transactions are between the partnership and its wholly owned Restricted Subsidiaries or between two wholly owned Restricted Subsidiaries; or

•	The transaction or series of related transactions are on terms that are no less favorable to the partnership or the Restricted Subsidiary, as the case may be, than those which would have been obtained in a comparable transaction at such time from an entity that is not an affiliate of the partnership or Restricted Subsidiary, and, with respect to transaction(s) involving aggregate payments or value equal to or greater than $15 million, the partnership shall have delivered an officers’ certificate to the trustee certifying that the transaction(s) is on terms that are no less favorable to the partnership or the Restricted Subsidiary than those which would have been obtained from an entity that is not an affiliate of the partnership or Restricted Subsidiary and has been approved by a majority of the board of directors of our general partner, including a majority of the disinterested directors.

However, the covenant limiting transactions with affiliates will not restrict the partnership, any Restricted Subsidiary or the general partner from entering into any employment agreement, stock option agreement, restricted stock agreement or similar agreement in the ordinary course of business; transactions permitted by the provisions of the indenture described under the covenant “Restricted Payments”; and transactions in the ordinary course of business in connection with reinsuring the self-insurance programs or other similar forms of retained insurable risks of the retail propane business operated by the partnership, its subsidiaries and affiliates.

Limitation on Dividends and Other Payment Restrictions Affecting the Subsidiaries: The partnership will not, and will not permit any of its Restricted Subsidiaries to, create or otherwise cause or suffer to exist or become effective any encumbrance or restriction on the ability of any Restricted Subsidiary to:

•	Pay dividends, in cash or otherwise, or make any other distributions on or with respect to its capital stock or any other interest or participation in, or measured by, its profits;

•	Pay any indebtedness owed to the partnership or any other Restricted Subsidiary;

•	Make loans or advances to, or any investment in, the partnership or any other Restricted Subsidiary;

•	Transfer any of its properties or assets to the partnership or any other Restricted Subsidiary; or

•	Guarantee any Indebtedness of the partnership or any other Restricted Subsidiary.

Collectively, these restrictions are called the “Payment Restrictions.” However, some encumbrances or restrictions are permissible, including those existing under or by reason of:

•	Applicable law;

•	Any agreement in effect at or entered into on April 19, 1995, including the first mortgage notes outstanding and the bank credit facilities in effect on that date, or any agreement relating to any Permitted Indebtedness; provided, however, that the encumbrances and restrictions contained in the agreements governing the Permitted Indebtedness are no more restrictive with respect to the payment restrictions than those set forth in the agreements governing the first mortgage notes and the bank credit facilities as in effect on April 19, 1995;

•	Customary non-assignment provisions of any contract or any lease governing a leasehold interest of the partnership or any Restricted Subsidiary;

•	Certain purchase money obligations for property acquired in the ordinary course of business;

•	Any agreement of an entity (or any it its Restricted Subsidiaries) acquired by the partnership or any Restricted Subsidiary, in existence at the time of the acquisition but not created in contemplation of the acquisition, which encumbrance or restriction is not applicable to any third party other than the entity; or

•	Provisions contained instruments relating to Indebtedness which prohibit the transfer of all or substantially all of the assets of the obligor of the Indebtedness unless the transferee shall assume the obligations of the obligor under the agreement or instrument.

Limitation on Sale and Leaseback Transactions: The partnership will not, and will not permit any of its Restricted Subsidiaries to, enter into any “Sale and Leaseback Transaction” with respect to their properties. The term “Sale and Leaseback Transaction” is defined in the indenture and, generally, means any arrangement (other than between the partnership and a wholly owned Restricted Subsidiary or between wholly owned Restricted Subsidiaries) whereby property has been or will be disposed of by a transferor to another entity with the intent of taking back a lease on the property pursuant to which the rental payments are calculated to amortize the purchase price of the property over its life.

The partnership and its Restricted Subsidiaries may, however, enter into a Sale and Leaseback transaction with respect to property acquired or constructed after April 19, 1995; provided that the partnership or the Restricted Subsidiary would be permitted under the indenture to incur indebtedness secured by a lien on the property in an amount equal to the Attributable Debt with respect to the Sale and Leaseback transaction; or the lease in the Sale and Leaseback transaction is for a term not in excess of the lesser of three years or 60% of the remaining useful life of such property.

Limitations on AP Eagle Finance Corp.: In addition to the restrictions set forth under “Limitation on Additional Indebtedness” above, AP Eagle Finance Corp. may not incur any Indebtedness unless the partnership is a co-obligor and guarantor of the Indebtedness; or the net proceeds of the Indebtedness are either lent to the partnership, used to acquire outstanding debt securities issued by the partnership, or used, directly or indirectly, to refinance or discharge indebtedness permitted under the limitation of this paragraph.

AP Eagle Finance Corp. may not engage in any business not related, directly or indirectly, to obtaining money or arranging financing for the partnership.

Merger, Consolidation or Sale of Assets

The indenture provides that the partnership may not consolidate or merge with or into, or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions to, another entity unless:

•	The partnership is the surviving entity or the entity formed by or surviving the transaction, if other than the partnership, or the entity to which the sale was made is a corporation or partnership organized or existing under the laws of the United States, any state thereof or the District of Columbia;

•	The entity formed by or surviving the transaction, if other than the partnership, or the entity to which the sale was made assumes all the obligations of the partnership in accordance with a supplemental indenture in a form reasonably satisfactory to the trustee, under the notes and the indenture;

•	Immediately after the transaction no Default or Event of Default exists; and

•	The entity formed by or surviving the transaction, if other than the partnership, or the entity to which the sale was made will immediately have a Consolidated Net Worth equal to or greater than the Consolidated Net Worth of the partnership immediately preceding the transaction; and, at the time of the transaction and after giving pro forma effect to it as if the transaction had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional indebtedness in accordance with the Consolidated Fixed Charge Coverage Ratio described in the indenture covenant entitled “Limitation on Additional Indebtedness.”

The indenture also provides that AP Eagle Finance Corp. may not consolidate or merge with or into, whether or not it is the surviving entity, or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions to, another entity except under conditions similar to those described in the paragraph above.

Line of Business

The partnership and its Restricted Subsidiaries will not materially and substantially engage in any business other than the business in which the partnership and its Restricted Subsidiaries were engaged on April 19, 1995.

Reports to Noteholders

Whether or not required by the rules and regulations of the SEC, so long as any notes are outstanding, we will furnish to the noteholders all quarterly and annual financial information that would be required to be contained in a filing with the SEC on Forms 10-Q and 10-K if we were required to file those Forms, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual information only, a report on that information by our certified independent accountants. In addition, we will furnish to such noteholders all reports that would be required to be filed with the SEC on Form 8-K if we were required to file the reports. Finally, whether or not required by the rules and regulations of the SEC, we will file a copy of all the information described in the preceding sentences with the SEC unless the SEC will not accept the filing. We will also make the information available to investors who request it in writing. Currently, we are required to and do file quarterly and annual reports on Forms 10-Q and 10-K.

Events of Default and Remedies

The indenture describes in detail the occurrences that would constitute an “Event of Default.” Such occurrences include the following:

•	Default in the payment of the principal of or premium, if any, on any note when the same becomes due and payable, upon stated maturity, acceleration, optional redemption, required purchase, scheduled principal payment or otherwise;

•	Default in the payment of an installment of interest on any of the notes, when the same becomes due and payable, which default continues for a period of 30 days;

•	Failure to perform or observe any other term, covenant or agreement contained in the notes or the indenture, other than a default specified in either of the two clauses above, and the default continues for a period of 45 days after written notice of the default requiring us to remedy the same shall have been given to the partnership by the trustee or to us and the trustee by holders of 25% in aggregate principal amount of the applicable notes then outstanding;

•	Default or defaults under one or more agreements, instruments, mortgages, bonds, debentures or other evidences of indebtedness under which the partnership or any Restricted Subsidiary of the partnership then has outstanding indebtedness, if the default:

•	is caused by a failure to pay principal with respect to indebtedness of a Restricted Subsidiary at its stated maturity or within the applicable grace period, if any, provided with respect to the indebtedness; or principal, premium or interest with respect to indebtedness of the partnership within the applicable grace period, if any, provided in the indebtedness, which, collectively, is a “Payment Default;” or

•	results in the acceleration of the indebtedness prior to its stated maturity and, in each case, the principal amount of the indebtedness, together with the principal amount of any other indebtedness under which there has been a payment default or the maturity of which has been so accelerated, amounts to $10 million or more;

•	A final judgment or judgments, which is or are non-appealable and nonreviewable or which has or have not been stayed pending appeal or review or as to which all rights to appeal or review have expired or been exhausted, shall be rendered against the partnership, any Restricted Subsidiary, the general partner, or any significant subsidiary, as that term is defined in Rule 1.02(v) of Regulation S-X under the Securities Act, provided such judgment or judgments requires or require the payment of money in excess of $10 million in the aggregate and is not covered by insurance or discharged or stayed pending appeal or review within 60 days after entry of such judgment. In the event of a stay, the judgment shall not be discharged within 30 days after the stay expires; or

•	Certain events of bankruptcy, insolvency or reorganization with respect to us or any of our respective significant subsidiaries has occurred. If any Event of Default occurs and is continuing, the trustee or the holders of at least 25% of principal amount of the applicable series of notes then outstanding may declare all the notes of that series to be due and payable immediately.

Notwithstanding the foregoing, in the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to the partnership or AP Eagle Finance Corp., any significant subsidiary or any group of subsidiaries that, taken together, would constitute a significant subsidiary, all outstanding notes will become due and payable immediately without further action or notice. Noteholders may not enforce the indenture or the notes except as provided in the indenture. Subject to limitations, holders of a majority in principal amount of a series of then-outstanding notes may direct the trustee of that series of notes in its exercise of any trust or power. The trustee may withhold from noteholders notice of any continuing Default or Event of Default, except a Default or Event of Default relating to the payment of principal or interest, if the trustee determines in good faith that withholding notice is in their interest. If any Event of Default occurs because we or those acting on our behalf willfully intended to avoid payment of the premium that we would have to pay if we then elected to redeem the notes under the optional redemption provisions of the indenture governing the notes, then an equivalent premium shall also become and be immediately due and payable to the extent permitted by law upon the acceleration of the notes. The holders of a majority in aggregate principal amount of a series of notes issued under the indenture and then-outstanding by notice to the trustee for those notes may waive any existing Default or Event of Default for all noteholders of that series and its consequences under the indenture, except a continuing Default or Event of Default in the payment of any principal of, premium, if any, or interest on the notes. We are required to deliver to the trustee annually a statement regarding compliance with the indenture. In addition, upon becoming aware of any Default or Event of Default, we are required to deliver to the trustee a statement specifying the Default or Event of Default.

No Personal Liability of Limited Partners, Directors, Officers, Employees and Unitholders

No limited partner of the partnership or director, officer, employee, incorporator or stockholder of our general partner or AP Eagle Finance Corp., as such, shall have any liability for any of our obligations under the notes or the indenture or any claim based on, in respect of, by reason of, these obligations. Each noteholder, by accepting a note, waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. The waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the SEC that such a waiver is against public policy.

Non-Recourse

Our obligations under the indenture are non-recourse to our general partner and the operating partnership, and their respective affiliates, other than ourselves, and are payable only out of our cash flow and assets. The trustee has, and each holder of a note, by accepting a note, is deemed to have, agreed in the indenture that our general partner, the operating partnership and their affiliates will not be liable for any of our obligations under the indenture or the notes.

Legal Defeasance and Covenant Defeasance

We may, at the option of the board of directors of our general partner, on our behalf, and the board of directors of AP Eagle Finance Corp. and at any time, elect to have all of our obligations discharged with respect to outstanding notes. This is known as “legal defeasance.” However, under legal defeasance we cannot discharge:

•	the rights of holders of outstanding notes to receive payments with respect to any principal, premium, and interest on the notes when the payments are due;

•	our obligations with respect to the notes concerning issuing temporary notes, registration of notes or mutilated, destroyed, lost or stolen notes;

•	our obligation to maintain an office or agency for payment and money for security payments held in trust;

•	the rights, powers, trusts, duties and immunities of the trustee, and our obligations in connection therewith; and

•	the legal defeasance and covenant defeasance provisions of the indenture.

In addition, we may, at our option and at any time, elect to have our obligations released with respect to certain covenants that are described in the indenture. This is called “covenant defeasance.” After our obligations have been released in this manner, any failure to comply with these obligations will not constitute a Default or Event of Default with respect to the notes. In the event covenant defeasance occurs, certain events, not including non-payment, bankruptcy, receivership, reorganization and insolvency, described in the indenture and summarized in this prospectus under the caption “Events of Default” will no longer constitute an Event of Default with respect to the notes.

In order to exercise either legal defeasance or covenant defeasance, we must irrevocably deposit with the trustee, in trust, for the benefit of the noteholders, cash in U.S. dollars, non-callable U.S. government securities, or a combination thereof, in amounts sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal, any premium and interest on the outstanding notes on the stated maturity date or on the applicable redemption date.

In addition, we will be required to deliver to the trustee an opinion of counsel stating that after the 91st day following the deposit the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally, and that all conditions precedent provided for or relating to legal defeasance or covenant defeasance have been complied with, and confirming other matters. Furthermore, in the case of a legal defeasance, the opinion must confirm that we have received from, or there shall have been published by, the IRS a ruling, or since the date of the indenture, there shall have been a change in the applicable federal income tax law, in either case, to the effect that, and based thereon, the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of the legal defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the legal defeasance had not occurred. In the case of covenant defeasance, the opinion must confirm that the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of the covenant defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the covenant defeasance had not occurred.

Finally, to exercise either legal defeasance or covenant defeasance, we must have delivered to the trustee an officers’ certificate stating that we did not make the deposit with the intent of preferring the holders of notes over our other creditors or with the intent of defeating, hindering, delaying or defrauding our other creditors.

We may not exercise either legal defeasance or covenant defeasance if an Event of Default has occurred and is continuing on the date of the deposit or insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit. In addition, we may not exercise either legal defeasance or covenant defeasance if such legal defeasance or covenant defeasance will result in a breach, violation or constitute a default under any material agreement or instrument, other than the indenture, to which we or any of our Restricted Subsidiaries is a party or by which we or any of our Restricted Subsidiaries is bound.

Amendment, Supplement and Waiver

In general, the indenture and the notes may be amended or supplemented, and any existing default or compliance with any provision of the indenture or the notes may be waived, with the consent of the holders of at least a majority in principal amount of the notes then outstanding. This includes consents obtained in connection with a tender offer or exchange offer for notes. However, without the consent of each noteholder affected, an amendment or waiver may not, with respect to any notes held by a non-consenting noteholder:

•	reduce the principal amount of notes whose holders must consent to an amendment, supplement or waiver;

•	reduce the principal of or change the fixed maturity of any note or alter the provisions with respect to the redemption of the notes, other than provisions relating to our obligation to repurchase the notes upon certain asset sales or a change of control;

•	reduce the rate of or change the time for payment of interest on any note;

•	waive a Default in the payment of principal or interest on the notes;

•	make any note payable in money other than that stated in the notes;

•	make any change in the provisions of the indenture relating to waivers of past Defaults or the rights of holders of notes to receive payments of principal, premium, if any, or interest on the notes; or

•	make any change in the foregoing amendment and waiver provisions.

Notwithstanding the foregoing, without the consent of any noteholder, we and the trustee may amend or supplement the indenture or the notes to:

•	cure any ambiguity, defect or inconsistency;

•	provide for uncertificated notes in addition to or in place of certificated notes;

•	provide for the assumption of our obligations to noteholders in the case of a merger or consolidation;

•	make any change that could provide any additional rights or benefits to the noteholders that does not adversely affect the legal rights under the indenture of any such holder;

•	comply with requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act; or

•	to provide security for or add guaranties with respect to the notes.

The Trustee

Should the trustee, Wachovia Bank, National Association, successor to First Union National Bank, become our creditor, the indenture contains certain limitations on the trustee’s rights to obtain payment of claims or to realize on certain property received in respect of any claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate the conflict within 90 days, apply to the SEC for permission to continue, or resign.

The holders of a majority in principal amount of the then-outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions. The indenture provides that in case an uncured Event of Default occurs, the trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to these provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any noteholder, unless the noteholder offers to the trustee security and indemnity satisfactory to the trustee against any loss, liability or expense.

Certain Definitions

Set forth below are certain defined terms used in the indenture and in the summary of the notes set forth above. These defined terms frequently refer to other defined terms and include details that explain the terms of the indenture with greater precision than the summary section above does. We have not, however, included in this glossary all of the defined terms that are included in the indenture. We urge you to read the indenture and the form of note because they, not this summary description, define the rights of the noteholders and include all the details about the notes.

“Asset Acquisition” means:

•	an Investment by the partnership or any Restricted Subsidiary of the partnership in any other Person pursuant to which the Person shall become a Restricted Subsidiary of the partnership, or shall be merged with or into the partnership or any Restricted Subsidiary of the partnership;

•	the acquisition by the partnership or any Restricted Subsidiary of the partnership of the assets of any Person, other than a Restricted Subsidiary of the partnership, which constitute all or substantially all of the assets of such Person; or

•	the acquisition by the partnership or any Restricted Subsidiary of the partnership of any division or line of business of any Person, other than a Restricted Subsidiary of the partnership.

“Attributable Debt” means, with respect to any Sale and Leaseback Transactions not involving a Capital Lease, as of any date of determination, the total obligation, discounted to present value at the rate of interest implicit in the lease included in the transaction, of the lessee for rental payments during the remaining portion of the term of the lease, including extensions which are at the sole option of the lessor, of the lease included in the transaction. For purposes of this definition, the rental payments shall not include amounts required to be paid on account of property taxes, maintenance, repairs, insurance, assessments, utilities, operating and labor costs and other items which do not constitute payments for property rights. In the case of any lease which is terminable by the lessee upon the payment of a penalty, the rental obligation shall also include the amount of the penalty, but no rent shall be considered as required to be paid under such lease subsequent to the first date upon which it may be so terminated.

“Available Cash” as to any quarter means:

•	the sum of:

•	all cash of the partnership, the operating partnership and any subsidiaries thereof, treated as a single consolidated entity (together, the “partnership group”), on hand at the end of the quarter; and

•	all additional cash of the partnership group on hand on the date of determination of Available Cash with respect to the quarter resulting from borrowings subsequent to the end of the quarter;

•	less the amount of cash reserves that is necessary or appropriate in the reasonable discretion of the general partner to:

•	provide for the proper conduct of the business of the partnership group, including reserves for future capital expenditures, subsequent to the quarter;

•	provide funds for distributions under Section 5.3(a), (b) and (c) or 5.4(a) of our partnership agreement in respect of any one or more of the next four quarters; or

•	comply with applicable law or any debt instrument or other agreement or obligation to which any member of the partnership group is a party or its assets are subject.

Provided, however, that Available Cash attributable to any Restricted Subsidiary of the partnership will be excluded to the extent dividends or distributions of Available Cash by the Restricted Subsidiary are not at the date of determination permitted by the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or other regulation.

“Consolidated Borrowing Base Amount” means an amount equal to the sum of:

•	70% of the face amount of Eligible Accounts Receivable of the partnership and its Restricted Subsidiaries; and

•	70% of the book value, calculated on a first-in, first-out basis, of the consolidated Inventory of the partnership and its Restricted Subsidiaries, in each case as determined in accordance with GAAP. To the extent that information is not available as to the amount of Eligible Accounts Receivable or Inventory as of a specific date, the partnership may utilize the most recent available information for purposes of calculating the Consolidated Borrowing Base Amount.

“Consolidated Cash Flow Available for Fixed Charges” means, with respect to the partnership and its Restricted Subsidiaries, for any period, the sum of, without duplication, the amounts for the period, taken as single accounting, of:

•	Consolidated Net Income;

•	Consolidated Non-cash Charges;

•	Consolidated Interest Expense; and

•	Consolidated Income Tax Expense.

“Consolidated Fixed Charge Coverage Ratio” means, with respect to the partnership and its Restricted Subsidiaries, the ratio of:

•	the aggregate amount of Consolidated Cash Flow Available for Fixed Charges of the Person for the four full fiscal quarters immediately preceding the date of the transaction (the “Transaction Date”) giving rise to the need to calculate the Consolidated Fixed Charge Coverage Ratio (the “Four Quarter Period”); to

•	the aggregate amount of Consolidated Fixed Charges of the Person for the Four Quarter Period.

In addition to and without limitation of the foregoing, for purposes of this definition, “Consolidated Cash Flow Available for Fixed Charges” and “Consolidated Fixed Charges” shall be calculated after giving effect on a pro forma basis for the period of the calculation to, without duplication:

•	the incurrence or repayment of any indebtedness, other than revolving credit borrowings, of the partnership or any of its Restricted Subsidiaries (and in the case of any incurrence, the application of the net proceeds thereof) during the period commencing on the first day of the Four Quarter Period to and including the Transaction Date (the “Reference Period”), including, without limitation, the incurrence of the indebtedness giving rise to the need to make the calculation (and the application of the net proceeds thereof), as if the incurrence (and application) occurred on the first day of the Reference Period; and

•	any Asset Sales or Asset Acquisitions (including, without limitation, any Asset Acquisition giving rise to the need to make the calculation as a result of the partnership or one of its Restricted Subsidiaries, including any person who becomes a Restricted Subsidiary as a result of the Asset Acquisition, incurring, assuming or otherwise being liable for Acquired Indebtedness) occurring during the Reference Period, as if the Asset Sale or Asset Acquisition occurred on the first day of the Reference Period; provided, however, that:

•	Consolidated Fixed Charges will be reduced by amounts attributable to businesses or assets that are so disposed of or discontinued only to the extent that the obligations giving rise to such Consolidated Fixed Charges would no longer be obligations contributing to the Consolidated Fixed Charges subsequent to the date of determination of the Consolidated Fixed Charge Coverage Ratio; and

•	Consolidated Cash Flow Available for Fixed Charges generated by an acquired business or asset shall be determined by the actual gross profit, which is equal to revenues minus cost of goods sold, of the acquired business or asset during the immediately preceding four full fiscal quarters in the Reference Period, minus the pro forma expenses that would have been incurred by the partnership and its Restricted Subsidiaries in the operation of the acquired business or asset during the period computed on the basis of personnel expenses for employees retained or to be retained by the partnership and its Restricted Subsidiaries in the operation of the acquired business or asset and non-personnel costs and expenses incurred by the partnership and its Restricted Subsidiaries in the operation of the partnership’s business at similarly situated facilities.

Furthermore, in calculating “Consolidated Fixed Charges” for purposes of determining the “Consolidated Fixed Charge Coverage Ratio”:

•	interest on outstanding indebtedness, other than indebtedness referred to in the point below, determined on a fluctuating basis as of the last day of the Four Quarter Period and which will continue to be so determined thereafter shall be deemed to have accrued at a fixed rate per annum equal to the rate of interest on such indebtedness in effect on that date;

•	only actual interest payments associated with indebtedness incurred in accordance with the fifth and seventh clauses of the definition of Permitted Indebtedness and all Permitted Refinancing Indebtedness in respect thereof, during the Four Quarter Period shall be included in the calculation; and

•

if interest on any indebtedness actually incurred on the date may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rates, then the interest rate in effect on the last day of the Four Quarter Period will be deemed to have been in effect during the period. “Consolidated Fixed Charges” means, with respect to the partnership and its Restricted Subsidiaries for any period, the sum of, without duplication:

•	the amounts for such period of Consolidated Interest Expense; and

•	the product of:

•	the aggregate amount of dividends and other distributions paid or accrued during the period in respect of preferred stock and redeemable capital stock of the partnership and its Restricted Subsidiaries on a consolidated basis; and

•	a fraction, the numerator of which is one and the denominator of which is one less the then applicable current combined federal, state and local statutory tax rate, expressed as a percentage.

“Consolidated Income Tax Expense” means, with respect to the partnership and its Restricted Subsidiaries for any period, the provision for federal, state, local and foreign income taxes of the partnership and its Restricted Subsidiaries for the period as determined on a consolidated basis in accordance with GAAP.

“Consolidated Interest Expense” means, with respect to the partnership and its Restricted Subsidiaries, for any period, without duplication, the sum of:

•	the interest expense of the partnership and its Restricted Subsidiaries for the period as determined on a consolidated basis in accordance with GAAP, including, without limitation:

•	any amortization of debt discount;

•	the net cost under Interest Rate Agreements;

•	the interest portion of any deferred payment obligation;

•	all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers’ acceptance financing; and

•	all accrued interest for all instruments evidencing Indebtedness; and

•	the interest component of Capital Leases paid or accrued or scheduled to be paid or accrued by the partnership and its Restricted Subsidiaries during the period as determined on a consolidated basis in accordance with GAAP.

“Consolidated Net Income” means the net income of the partnership and its Restricted Subsidiaries, as determined on a consolidated basis in accordance with GAAP and as adjusted to exclude:

•	net after-tax extraordinary gains or losses;

•	net after-tax gains or losses attributable to Asset Sales;

•	the net income or loss of any Person which is not a Restricted Subsidiary and which is accounted for by the equity method of accounting, provided that Consolidated Net Income shall include the amount of dividends or distributions actually paid to the partnership or any Restricted Subsidiary;

•	the net income or loss prior to the date of acquisition of any Person combined with the partnership or any Restricted Subsidiary in a pooling of interest;

•	the net income of any Restricted Subsidiary to the extent that dividends or distributions of that net income are not at the date of determination permitted by the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or other regulation; and

•	the cumulative effect of any changes in accounting principles.

“Consolidated Net Worth” means, with respect to the partnership and its Restricted Subsidiaries at any date, the consolidated stockholders’ equity or partners’ capital of the Person less the amount of the stockholders’ equity or partners’ capital attributable to redeemable capital stock of the partnership and its Restricted Subsidiaries, as determined in accordance with GAAP.

“Consolidated Non-Cash Charges” means, with respect to the partnership and its Restricted Subsidiaries for any period, the aggregate depreciation, amortization and any other non-cash charges resulting from writedowns of non-current assets, in each case which reduces the Consolidated Net Income of the partnership and its Restricted Subsidiaries for the period, as determined on a consolidated basis in accordance with GAAP.

“Default” means any event that is, or after notice or passage of time or both would be, an Event of Default.

“Designation Amount” means, with respect to the designation of a Restricted Subsidiary or a newly acquired or formed subsidiary as an Unrestricted Subsidiary, an amount equal to the sum of:

•	the net book value of all assets of the subsidiary at the time of the designation in the case of a Restricted Subsidiary; and

•	the cost of acquisition or formation in the case of a newly acquired or formed subsidiary.

“Indebtedness” means, as applied to any person, without duplication:

•	any indebtedness for borrowed money and all obligations evidenced by any bond, note, debenture or other similar instrument or letter of credit, or reimbursement agreements in respect thereof, which the Person has, directly or indirectly, created, incurred or assumed;

•	any indebtedness for borrowed money and all obligations evidenced by any bond, note, debenture or other similar instrument secured by any lien in respect of property owned by the person, whether or not the person has assumed or become liable for the payment of the indebtedness; provided that the amount of the indebtedness, if the person has not assumed the same or become liable therefor, shall in no event be deemed to be greater than the fair market value from time to time, as determined in good faith by the person of the property subject to the lien;

•	any indebtedness, whether or not for borrowed money, excluding trade payables and accrued expenses arising in the ordinary course of business, with respect to which the person has become directly or indirectly liable and which represents the deferred purchase price, or a portion thereof, or has been incurred to finance the purchase price, or a portion thereof, of any property or service or business acquired by the person, whether by purchase, consolidation, merger or otherwise;

•	the principal component of any obligations under Capital Leases to the extent the obligations would, in accordance with GAAP, appear on the balance sheet of the person;

•	all Attributable Debt of the person in respect of Sale and Leaseback Transactions not involving a Capital Lease;

•	any indebtedness of the character referred to in the first five points of this definition deemed to be extinguished under GAAP but for which the person remains legally liable;

•	any indebtedness of any other Person of the character referred to in the first six points of this definition with respect to which the person whose indebtedness is being determined has become liable by way of a guaranty;

•	all redeemable capital stock of the person valued at the greater of its voluntary or involuntary maximum fixed repurchase price plus accrued dividends;

•	any preferred stock of any subsidiary of the person valued at the liquidation preference thereof or any mandatory redemption payment obligations in respect thereof plus, in either case, accrued dividends thereon; and

•	any amendment, supplement, modification, deferral, renewal, extension or refunding of any liability of the types referred to in the first nine points above.

•	For purposes hereof, the “maximum fixed repurchase price” of any redeemable capital stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of the redeemable capital stock as if it were purchased on any date on which indebtedness shall be required to be determined pursuant to the indenture and if the price is based upon, or measured by, the fair market value of the redeemable capital stock, the fair market value shall be determined in good faith by the board of directors of the issuer of the redeemable capital stock.

“Investment” means as applied to any person:

•	any direct or indirect purchase or other acquisition by the person of stock or other securities of any other Person; or

•	any direct or indirect loan, advance or capital contribution by the person to any other person and any other item which would be classified as an “investment” on a balance sheet of the person prepared in accordance with GAAP, including without limitation any direct or indirect contribution by the person of property or assets to a joint venture, partnership or other business entity in which the person retains an interest, it being understood that a direct or indirect purchase or other acquisition by the person of assets of any other person, other than stock or other securities, shall not constitute an “Investment” for purposes of the indenture.

The amount classified as Investments made during any period shall be the aggregate cost to the partnership and its Restricted Subsidiaries of all the Investments made during the period, determined in accordance with GAAP, but without regard to unrealized increases or decreases in value, or write-ups, write-downs or write-offs, of the Investments and without regard to the existence of any undistributed earnings or accrued interest with respect thereto accrued after the respective dates on which the Investments were made, less any net return of capital realized during the period upon the sale, repayment or other liquidation of the Investments, determined in accordance with GAAP, but without regard to any amounts received during the period as earnings (in the form of dividends not constituting a return of capital, interest or otherwise) on the Investments or as loans from any person in whom the Investments have been made.

“Net Amount of Unrestricted Investment” means, without duplication, the sum of:

•	the aggregate amount of all Investments made after April 19, 1995 pursuant to the eighth clause of the definition of Permitted Investment, computed as provided in the last sentence of the definition of Investment; and

•	the aggregate of all Designation Amounts in connection with the designation of unrestricted subsidiaries, less all Designation Amounts in respect of unrestricted subsidiaries which have been designated as Restricted Subsidiaries and otherwise reduced in a manner consistent with the provisions of the last sentence of the definition of Investment.

“Net Proceeds” means, with respect to any asset sale or sale of capital stock, the proceeds therefrom in the form of cash or cash equivalents including payments in respect of deferred payment obligations when received in the form of cash or cash equivalents, except to the extent that the deferred payment obligations are financed or sold with recourse to the partnership or any of its Restricted Subsidiaries, net of:

•	brokerage commissions and other fees and expenses related to the Asset Sale, including, without limitation, fees and expenses of legal counsel and accountants and fees, expenses, discounts or commissions of underwriters, placement agents and investment bankers;

•	provisions for all taxes payable as a result of the Asset Sale;

•	amounts required to be paid to any person, other than the partnership or any Restricted Subsidiary of the partnership, owning a beneficial interest in the assets subject to the Asset Sale;

•	appropriate amounts to be provided by the partnership or any Restricted Subsidiary of the partnership, as the case may be, as a reserve required in accordance with GAAP against any liabilities associated with the Asset Sale and retained by the partnership or any Restricted Subsidiary of the partnership, as the case may be, after the Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with the Asset Sale; and

•	amounts required to be applied to the repayment of indebtedness secured by any lien on the asset or assets sold in the Asset Sale.

“Permitted Investments” means any of the following:

•	First, Investments made or owned by the partnership or any Restricted Subsidiary in:

(A)	marketable obligations issued or unconditionally guaranteed by the United States, or issued by any agency thereof and backed by the full faith and credit of the United States, in each case maturing one year or less from the date of acquisition thereof;

(B)	marketable direct obligations issued by any state of the United States or any political subdivision of any such state or any public instrumentality thereof maturing within one year from the date of acquisition thereof and having as at such date the highest rating obtainable from either Standard & Poor’s Ratings Group and its successors or Moody’s Investors Service, Inc. and its successors;

(C)	commercial paper maturing no more than 270 days from the date of creation thereof and having as at the date of acquisition thereof one of the two highest ratings obtainable from either S&P or Moody’s;

(D)	certificates of deposit maturing one year or less from the date of acquisition thereof issued by commercial banks incorporated under the laws of the United States or any state thereof or the District of Columbia or Canada;

•	the commercial paper or other short term unsecured debt obligations of which are as at such date rated either “A-2” or better (or comparably if the rating system is changed) by S&P or “Prime-2” or better (or comparably if the rating system is changed) by Moody’s; or

•	the long-term debt obligations of which are, as at such date, rated either “A” or better (or comparably if the rating system is changed) by either S&P or Moody’s (“Permitted Banks”);

(E)	eurodollar time deposits having a maturity of less than 270 days from the date of acquisition thereof purchased directly from any Permitted Bank;

(F)	bankers’ acceptances eligible for rediscount under requirements of the Board of Governors of the Federal Reserve System and accepted by Permitted Banks; and

(G)	obligations of the type described in clauses (A) through (E) above purchased from a securities dealer designated as a “primary dealer” by the Federal Reserve Bank of New York or from a Permitted Bank as counterparty to a written repurchase agreement obligating such counterparty to repurchase such obligations not later than 14 days after the purchase thereof and which provides that the obligations which are the subject thereof are held for the benefit of the partnership or a Restricted Subsidiary by a custodian which is a Permitted Bank and which is not a counterparty to the repurchase agreement in question;

•	Second, the acquisition by the partnership or any Restricted Subsidiary of capital stock or other ownership interests, whether in a single transaction or in a series of related transactions, of a person located in the United States or Canada and engaged in substantially the same business as the partnership such that, upon the completion of such transaction or series of transactions, the person becomes a Restricted Subsidiary;

•	Third, subject to the eighth clause below, the making or ownership by the partnership or any Restricted Subsidiary of Investments (in addition to Investments permitted by the first, second, fourth, fifth, sixth and seventh clauses of this definition) in any person incorporated or otherwise formed pursuant to the laws of the United States or Canada or any state thereof which is engaged in the United States or Canada in substantially the same business as the partnership; provided that the aggregate amount of all such Investments made by the partnership and its Restricted Subsidiaries following April 19, 1995 and outstanding pursuant to this third clause and the eighth clause below shall not at any date of determination exceed 10% of Total Assets (the “Investment Limit”); provided that, in addition to Investments that would be permitted under the Investment Limit, during any fiscal year the partnership and its Restricted Subsidiaries may invest up to $25 million (the “Annual Limit”) pursuant to the provisions of this clause, but the unused amount of the Annual Limit shall not be carried over to any future years;

•	Fourth, the making or ownership by the partnership or any Restricted Subsidiary of Investments:

•	arising out of loans and advances to employees incurred in the ordinary course of business;

•	arising out of extensions of trade credit or advances to third parties in the ordinary course of business; and

•	acquired by reason of the exercise of customary creditors’ rights upon default or pursuant to the bankruptcy, insolvency or reorganization of a debtor;

•	Fifth, the creation or incurrence of liability by the partnership or any Restricted Subsidiary, with respect to any guaranty constituting an obligation, warranty or indemnity, not guaranteeing indebtedness of any person, which is undertaken or made in the ordinary course of business;

•	Sixth, the creation or incurrence of liability by the partnership or any Restricted Subsidiary with respect to any interest rate agreements;

•	Seventh, the making by any Restricted Subsidiary of Investments in the partnership or another Restricted Subsidiary;

•	Eighth, the making or ownership by the partnership or any Restricted Subsidiary of Investments in Unrestricted Subsidiaries; provided that the Net Amount of Unrestricted Investment shall not at any time exceed $5 million (and subject to the limitations specified in the third clause above); and

•	Ninth, the making or ownership by the partnership or any Restricted Subsidiary of Investments in the operating partnership.

“Permitted Liens” means any of the following:

•	First, liens for taxes, assessments or other governmental charges, the payment of which is not yet due and is being contested in good faith by appropriate proceedings promptly initiated and diligently conducted and as to which reserves or other appropriate provision, if any, as shall be required by GAAP, shall have been made therefor and be adequate in the good faith judgment of the obligor;

•	Second, liens of lessors, landlords and carriers, vendors, warehousemen, mechanics, materialmen, repairmen and other like liens incurred in the ordinary course of business for sums not yet due or the payment of which is being contested in good faith by appropriate proceedings promptly initiated and diligently conducted and as to which reserves or other appropriate provisions, if any, as shall be required by GAAP, shall have been made therefor and be adequate in the good faith judgment of the obligor, in each case:

•	not incurred or made in connection with the borrowing of money, the obtaining of advances or credit or the payment of the deferred purchase price of property; or

•	incurred in the ordinary course of business securing the unpaid purchase price of property or services constituting current accounts payable;

•	Third, liens, other than any lien imposed by the Employee Retirement Income Security Act of 1974, as may be amended from time to time, incurred or deposits made in the ordinary course of business:

•	in connection with workers’ compensation, unemployment insurance and other types of social security; or

•	to secure or to obtain letters of credit that secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, performance bonds, purchase, construction or sales contracts and other similar obligations, in each case not incurred or made in connection with the borrowing of money;

•	Fourth, other deposits made to secure liability to insurance carriers under insurance or self-insurance arrangements;

•	Fifth, liens securing reimbursement obligations under letters of credit, provided in each case that such liens cover only the title documents and related goods and any proceeds thereof covered by the related letter of credit;

•	Sixth, any attachment or judgment lien, unless the judgment it secures shall not, within 60 days after the entry thereof, have been discharged or execution thereof stayed pending appeal or review, or shall not have been discharged within 60 days after expiration of any such stay;

•	Seventh, leases or subleases granted to others, easements, rights-of-way, restrictions and other similar charges or encumbrances, which, in each case either are granted, entered into or created in the ordinary course of the business of the partnership or any Restricted Subsidiary or do not materially impair the value or intended use of the property covered thereby;

•	Eighth, liens on property or assets of any Restricted Subsidiary securing indebtedness of the Restricted Subsidiary owing to the partnership or a wholly owned Restricted Subsidiary;

•	Ninth, liens on assets of the partnership or any Restricted Subsidiary existing on April 19, 1995;

•	Tenth, liens securing indebtedness evidenced by the first mortgage notes or any extension, renewal, refunding or refinancing of any such Indebtedness;

•	Eleventh, liens securing indebtedness incurred under the acquisition facility or any extension, renewal, refunding or refinancing of any such Indebtedness;

•	Twelfth, liens securing indebtedness incurred under the revolving loan facility or any extension, renewal, refunding or refinancing of any such Indebtedness;

•	Thirteenth, liens, other than the liens referred to in the eleventh and twelfth clauses above, securing Indebtedness incurred in accordance with:

•	The fifth clause of the definition of Permitted Indebtedness;

•	The sixth and eighth clauses of the definition of Permitted Indebtedness; or

•	Indebtedness otherwise permitted to be incurred under the “Limitation on Additional Indebtedness” covenant to the extent incurred:

•	to finance the making of expenditures for the improvement or repair (to the extent the improvements and repairs may be capitalized on the books of the partnership and the Restricted Subsidiaries in accordance with GAAP) of, or additions including additions by way of acquisitions of businesses and related assets to, the assets and property of the partnership and its Restricted Subsidiaries; or

•

by assumption in connection with additions including additions by way of acquisition or capital contributions of businesses and related assets to the property and assets of the partnership and its Restricted Subsidiaries; provided that, in the case of Indebtedness incurred in accordance with the first and second sub-points of the thirteenth clause above, the principal amount of the indebtedness does not exceed the lesser of the cost to the partnership and its Restricted Subsidiaries of the additional property or assets and the fair market value of the additional property or assets at the time of the acquisition thereof, as determined in good faith by the general partner;

•	Fourteenth, liens existing on any property of any person at the time it becomes a subsidiary of the partnership, or existing at the time of acquisition upon any property acquired by the partnership or any subsidiary through purchase, merger or consolidation or otherwise, whether or not assumed by the partnership or the subsidiary, or created to secure indebtedness incurred to pay all or any part of the purchase price (a “Purchase Money Lien”) of property including, without limitation, capital stock and other securities acquired by the partnership or a Restricted Subsidiary; provided that:

•	the lien shall be confined solely to the item or items of property and, if required by the terms of the instrument originally creating the lien, other property which is an improvement to or is acquired for use specifically in connection with the acquired property;

•	in the case of a Purchase Money Lien, the principal amount of the Indebtedness secured by the Purchase Money Lien shall at no time exceed an amount equal to the lesser of:

•	the cost to the partnership and the Restricted Subsidiaries of the property; and

•	the fair market value of the property at the time of the acquisition thereof as determined in good faith by the general partner;

•	the Purchase Money Lien shall be created not later than 30 days after the acquisition of the property; and

•	the lien, other than a Purchase Money Lien, shall not have been created or assumed in contemplation of the person’s becoming a subsidiary of the partnership or the acquisition of property by the partnership or any subsidiary;

•	Fifteenth, easements, exceptions or reservations in any property of the partnership or any Restricted Subsidiary granted or reserved for the purpose of pipelines, roads, the removal of oil, gas, coal or other minerals, and other like purposes, or for the joint or common use of real property, facilities and equipment, which are incidental to, and do not materially interfere with, the ordinary conduct of the business of the partnership or any Restricted Subsidiary;

•	Sixteenth, liens arising from or constituting permitted encumbrances under the agreements and instruments securing the obligations under the first mortgage notes and the bank credit facilities; and

•	Seventeenth, any lien renewing or extending any lien permitted by the ninth through the fourteenth clauses above; provided that, the principal amount of the indebtedness secured by any such lien shall not exceed the principal amount of the indebtedness outstanding immediately prior to the renewal or extension of the lien, and no assets encumbered by the lien other than the assets encumbered immediately prior to the renewal or extension shall be encumbered thereby.

“Permitted Refinancing Indebtedness” means indebtedness incurred by the partnership or any Restricted Subsidiary to substantially concurrently (excluding any notice period on redemptions) repay, refund, renew, replace, extend or refinance, in whole or in part, any Permitted Indebtedness of the partnership or any Restricted Subsidiary or any other indebtedness incurred by the partnership or any Restricted Subsidiary pursuant to the “Limitation on Additional Indebtedness” covenant, to the extent:

•

the principal amount of the Permitted Refinancing Indebtedness does not exceed the principal or accreted amount plus the amount of accrued and unpaid interest of the indebtedness so repaid, refunded, renewed, replaced, extended or refinanced except that, in the case of the 8 7/8% notes, the Permitted Refinancing Indebtedness may include the redemption premiums set forth above under “Optional Redemption,” in the case of the 10 1/8% Senior Notes, the Permitted Refinancing Indebtedness may

include the redemption premiums provided in the indenture governing the 10 1/8% Senior Notes and, in the case of the first mortgage notes, the Permitted Refinancing Indebtedness may include the amount of any unamortized premium;

•	with respect to the repayment, refunding, renewal, replacement, extension or refinancing of our indebtedness, the Permitted Refinancing Indebtedness ranks no more favorably in right of payment with respect to the notes than the Indebtedness so repaid, refunded, renewed, replaced, extended or refinanced; and

•	with respect to the repayment, refunding, renewal, replacement, extension or refinancing our indebtedness, the Permitted Refinancing Indebtedness has a Weighted Average Life to Stated Maturity and stated maturity equal to, or greater than, and has no fixed mandatory redemption or sinking fund requirement in an amount greater than or at a time prior to the amounts set forth in, the Indebtedness so repaid, refunded, renewed, replaced, extended or refinanced;

provided, however, that Permitted Refinancing Indebtedness shall not include indebtedness incurred by a Restricted Subsidiary to repay, refund, renew, replace, extend or refinance indebtedness of the partnership.

“Restricted Subsidiary” means a subsidiary of the partnership, which, as of the date of determination, is not an Unrestricted Subsidiary of the partnership.

“Total Assets” means, as of any date of determination, the consolidated total assets of the partnership and the Restricted Subsidiaries as would be shown on a consolidated balance sheet of the partnership and the Restricted Subsidiaries prepared in accordance with GAAP as of that date.

“Unrestricted Subsidiary” means any subsidiary of the partnership or a Restricted Subsidiary that is designated as such by the General Partner; provided that no portion of the Indebtedness or any other obligation contingent or otherwise of such Subsidiary:

•	is guaranteed by the partnership or any Restricted Subsidiary;

•	is recourse to or obligates the partnership or any Restricted Subsidiary in any way; or

•	subjects any property or assets of the partnership or any Restricted Subsidiary, directly or indirectly, contingently or otherwise, to the satisfaction thereof.

Notwithstanding the foregoing, the partnership or a Restricted Subsidiary may Guaranty or agree to provide funds for the payment or maintenance of, or otherwise become liable with respect to indebtedness of an Unrestricted Subsidiary, but only to the extent that the partnership or a Restricted Subsidiary would be permitted to:

•	make an Investment in the Unrestricted Subsidiary pursuant to the eighth clause of the definition of Permitted Investments; and

•	incur the indebtedness represented by the guaranty or agreement pursuant to the first paragraph of the covenant captioned “Limitation on Additional Indebtedness.” The board of directors may designate an Unrestricted Subsidiary to be a Restricted Subsidiary; provided that immediately after giving effect to the designation there exists no Event of Default or event which after notice or lapse or time or both would become an Event of Default, and if the Unrestricted Subsidiary has, as of the date of the designation, outstanding Indebtedness other than Permitted Indebtedness, the partnership could incur at least $1.00 of Indebtedness other than Permitted Indebtedness.

Notwithstanding the foregoing, no subsidiary may be designated an Unrestricted Subsidiary if the subsidiary, directly or indirectly, holds capital stock of a Restricted Subsidiary. Neither the operating partnership nor AP Eagle Finance Corp. may be designated an Unrestricted Subsidiary.

“Weighted Average Life to Stated Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

•	The sum of the products obtained by multiplying:

•	The amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by

•	The number of years, calculated to the nearest one-twelfth, that will elapse between the date and the making of the payment, by

•	The then outstanding principal amount of the Indebtedness;

provided, however, that with respect to any revolving Indebtedness, the foregoing calculation of Weighted Average Life to Stated Maturity shall be determined based upon the total available commitments and the required reductions of commitments in lieu of the outstanding principal amount and the required payments of principal, respectively.

“Wholly Owned Restricted Subsidiary” means the operating partnership or any Subsidiary of the partnership of which 100% of the outstanding Capital Stock is owned by the partnership or by one or more Wholly Owned Restricted Subsidiaries of the partnership. For purposes of this definition, any directors’ qualifying shares or investments by foreign nationals mandated by applicable law shall be disregarded in determining the ownership of a Subsidiary.

Form of Notes

The certificates representing the notes will be issued in fully registered form, without coupons. Except as described in the next paragraph, the notes will be deposited with, or on behalf of, DTC, and registered in the name of Cede & Co., as DTC’s nominee, in the form of a global note. Holders of the notes will own book-entry interests in the global note evidenced by records maintained by DTC. Book-entry interests may be exchanged for certificated notes of like tenor and equal aggregate principal amount, if:

•	DTC notifies us that it is unwilling or unable to continue as depositary or we determine that DTC is unable to continue as depositary and we fail to appoint a successor depositary;

•	we provide for the exchange pursuant to the terms of the indenture; or

•	we determine that the book-entry interests will no longer be represented by global notes and we execute and deliver to the Trustee instructions to that effect.

As of the date of this prospectus, $200,000,000 of the notes have already been issued and are outstanding.

DESCRIPTION OF OTHER INDEBTEDNESS

10 1/8% Senior Notes

We currently have outstanding $85 million aggregate principal amount of 10 1/8% senior notes due 2007. These notes were issued pursuant to an indenture dated as of April 19, 1995 with Wachovia Bank, National Association, successor to First Union National Bank, as trustee. The 10 1/8% senior notes are our senior unsecured obligations and rank senior in right of payment to all of our existing and future subordinated indebtedness and equally in right of payment with all of our existing and future senior indebtedness, including the notes. They are effectively subordinated to all secured and unsecured indebtedness and other liabilities of the operating partnership and its subsidiaries. Except for maturity, the terms of the indenture governing the 10 1/8% senior notes are substantially similar to the terms in the indenture governing the notes.

10% Senior Notes

We currently have outstanding $60 million aggregate principal amount of 10% Senior Notes due April 15, 2006. These notes were issued pursuant to an indenture dated as of April 4, 2001, between us and Wachovia Bank, National Association, successor to First Union National Bank, as trustee. The terms of the 10% Senior Notes are substantially identical to the terms of the notes being offered by this prospectus and the indenture for the 10% Senior Notes is substantially identical to the indenture for the notes being offered by this prospectus.

First Mortgage Notes

The operating partnership currently has outstanding $600 million aggregate principal amount of Series A through Series E first mortgage notes that are structurally senior to the claims of the holders of the notes being offered by this prospectus. Our general partner is a co-obligor of the first mortgage notes. The Series A, B and C first mortgage notes were issued pursuant to the note agreements dated as of April 19, 1995. The Series D first mortgage notes were issued pursuant to the note agreement dated as of March 15, 1999. The Series E first mortgage notes were issued pursuant to the note agreement dated as of March 15, 2000. In each case, these note agreements may be amended, supplemented or otherwise modified from time to time, including all exhibits and schedules to these note agreements, and as the Indebtedness evidenced by these note agreements may be extended, renewed, refunded or refinanced from time to time.

The operating partnership’s obligations under the first mortgage notes are secured, on an equal and ratable basis, with its obligations under the bank credit facilities, by a mortgage on substantially all of the real property, operating facilities, equipment and other assets of the operating partnership. The first mortgage notes have maturity dates ranging from 2005 to 2010, and bear interest at rates ranging from 9.34% to 11.71% for the Series A Notes and rates of 10.07%, 8.83%, 7.11% and 8.50% for the Series B through Series E notes, respectively. The Series A through Series E first mortgage notes require annual principal payments, without premium, of approximately:

•	$60.0 million in fiscal year 2002;

•	$53.8 million in each fiscal year from 2003 through 2008;

•	$123.8 million in fiscal year 2009; and

•	$93.8 million in fiscal year 2010.

The operating partnership may, at its option, and upon the disposition of assets may be required to, offer to prepay the first mortgage notes, in whole or in part. These prepayments may be at a premium.

The agreements governing the first mortgage notes contain various negative and affirmative covenants that apply to the operating partnership. These restrictions limit our ability and the ability of the operating partnership to:

•	incur other indebtedness;

•	engage in transactions with affiliates;

•	incur liens;

•	make restricted payments;

•	enter into business combinations and asset sale transactions;

•	engage in new lines of business; and

•	make investments.

The agreements also require the operating partnership and its restricted subsidiaries to maintain a ratio of total indebtedness to EBITDA, as defined in the agreements, equal to or less than 5.25 to 1.

The failure of the general partner to own directly or indirectly at least 30% of our partnership interests or the partnership interests of our operating partnership and to be our sole general partner and the sole general partner of our operating partnership would, among other occurrences, constitute an event of default under the agreements for the first mortgage notes. In the event of a default under the first mortgage notes, the first mortgage noteholders may accelerate the maturity under the first mortgage notes and cause all outstanding amounts to become immediately due and payable.

Under the first mortgage notes agreements, so long as no default exists or would result, the operating partnership is permitted to make quarterly cash distributions to us. In the quarter before a quarter in which an interest payment is due on the first mortgage notes, the operating partnership is required to reflect a reserve equal to 50% of the interest to be paid, thereby reducing the amount of cash it may distribute to us in that quarter.

Bank Credit Facilities

On September 15, 1997, the operating partnership, the general partner, Petrolane and Bank of America National Trust and Savings Association, in its individual capacity and as agent, entered into an amended and restated credit agreement evidencing the bank credit facilities. The bank credit facilities include the secured $75 million acquisition facility and a secured $100 million revolving facility. As of December 31, 2001, we had $154.4 million available under the bank credit facilities. The bank credit facilities expire on September 15, 2002, but may be extended for additional one-year periods if the participating banks consent. We intend to renew the facilities prior to the time they expire.

The revolving facility may be used for working capital and general purposes of the operating partnership. It permits the operating partnership to borrow at various prevailing interest rates, including the base rate, defined as the higher of the federal funds rate plus 0.50% or the agent bank’s reference rate, or at two-week, one-, two-, three-, or six-month offshore interbank offering rates, plus a margin. The margin on interbank offering rates, which ranges from 0.50% to 1.75%, is dependent upon the operating partnership’s ratio of funded debt to earnings before interest expense, income taxes, depreciation and amortization, minority interests and cumulative effect of accounting changes.

The acquisition facility provides the operating partnership the ability to borrow to finance the purchase of propane businesses or propane business assets. In addition, up to $30 million may be used for working capital purposes. The acquisition facility permits borrowings at the same rates as the revolving credit facility.

The bank credit facilities restrict the incurrence of additional indebtedness and also restrict liens, guarantees, investments, loans and advances, payments, mergers, consolidation, asset transfers, transaction with affiliates, sales of assets, acquisitions and other transactions. In addition, the operating partnership must maintain a ratio of total indebtedness to EBITDA, as defined in the credit agreement evidencing the bank credit facilities equal to or less than 5.25 to 1 and a ratio of EBITDA to interest expense of at least 2.25 to 1. If the operating partnership does not maintain these ratios, an event of default under the bank credit facilities will occur, except that the operating partnership may cause a breach of the ratio of total indebtedness to EBITDA to be cured within a 30-day grace period. In addition, the failure of UGI Corporation to own directly or indirectly 100% of the general partnership interests in the operating partnership and at least a 30% ownership interest in the operating partnership would constitute an event of default under the bank credit facilities. Any of these events of default would cause the amounts borrowed under the facilities to become subject to acceleration. Generally, as long as no default exists or would result, the operating partnership is permitted to make cash distributions to us not more frequently than quarterly.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports and other information with the SEC. These documents are available online through the SEC’s Electronic Data Gathering, Analysis, and Retrieval System (EDGAR), accessible through internet at the SEC’s web site at http://www.sec.gov. You can also obtain and review our documents during normal business hours at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the operation of the Public Reference Room.

We also provide information to the New York Stock Exchange because our common units are traded on the New York Stock Exchange. You may obtain reports and other information at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, NY 10005.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to incorporate by reference into this prospectus the information that we file with the SEC. This means that we can disclose to you important information contained in other documents filed with the SEC by referring you to those documents. The information incorporated by reference is an important part of this prospectus. Information that we file later with the SEC will automatically update and may supersede information in this prospectus or information previously filed with the SEC. We incorporate by reference the documents listed below:

(1)	our annual report on Form 10-K for the year ended September 30, 2001, as amended on January 28, 2002;

(2)	our quarterly report on Form 10-Q for the quarter ended December 31, 2001;

(3)	our current report on Form 8-K dated August 21, 2001 (as amended on November 5, 2001), November 9, 2001, November 20, 2001, December 5, 2001 (as amended on December 7, 2001), and January 22, 2002.

We also incorporate by reference all documents that we file with the SEC pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act of 1934 after the date of this prospectus and until the termination of this offering.

If information in any document incorporated by reference conflicts with information in this prospectus, you should rely on the most recent information. If information in any document incorporated by reference conflicts with information in another incorporated document, you should rely on the most recent document incorporated by reference.

Upon the written or verbal request of each person to whom a copy of this prospectus has been delivered, we will provide free of charge a copy of the documents incorporated by reference (other than exhibits to such documents, unless the exhibit is specifically incorporated by reference to such documents). Please direct requests to:

AmeriGas Propane, Inc.

Attention: Robert W. Krick, Treasurer

P.O. Box 965

Valley Forge, Pennsylvania 19482

Telephone: (610) 337-7000

FORWARD-LOOKING STATEMENTS

The information in this prospectus, any prospectus supplement and the documents that we have incorporated by reference may contain forward-looking statements. Such statements use forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will,” or similar words. These statements discuss plans, strategies, events or developments that we expect or anticipate will or may occur in the future. Specific factors which could cause actual results to differ from those in the forward-looking statements include:

•	adverse weather conditions resulting in reduced demand;

•	price volatility and availability of propane, and the capacity to transport to market areas;

•	changes in laws and regulations, including safety, tax and accounting matters;

•	large supplier or customer defaults;

•	competitive pressures from the same and alternative energy sources;

•	liability for environmental claims;

•	customer conservation measures and improvements in energy efficiency and technology resulting in reduced demand;

•	adverse labor relations;

•	inability to make business acquisitions on economically acceptable terms;

•	liability for personal injury and property damage arising from explosions or other catastrophic events resulting from operating hazards and risks incidental to transporting, storing and distributing propane, butane and ammonia, including liability in excess of insurance coverage;

•	political, regulatory and economic conditions in the United States and in foreign countries; and

•	interest rate fluctuations and other capital market conditions.

These factors are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. We undertake no obligation to update publicly any forward-looking statement whether as a result of new information or future events.

LEGAL OPINION

Morgan, Lewis & Bockius LLP will opine that the obligations of AmeriGas Partners, L.P. and AP Eagle Finance Corp. under the notes are legally binding. If legal matters in connection with an offering of notes made by this prospectus and a related prospectus supplement are passed on by counsel for the any underwriters of such offering, that counsel will be named in the applicable prospectus supplement relating to that offering.

EXPERTS

The audited consolidated financial statements and schedules incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

AmeriGas Partners, L.P.

AP Eagle Finance Corp.